FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.           an announcement regarding continuing connected transactions of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on January 9, 2017; and

2.           a copy of monthly return of equity issuer on movements in securities of the Registrant for December 2016.

Announcement 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Stock Code: 902)

DISCLOSEABLE TRANSACTIONS
CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 5 to 34 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 35 to 36 of this circular. A letter from Gram Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 37 to 67 of this circular.

A notice convening the EGM to be held at 9:00 a.m. on 24 January 2017 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form had been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.
9 January 2017

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“CBRC”	China Banking Regulatory Commission;

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“EGM” or “Extraordinary General Meeting”
the 2017 first extraordinary general meeting of the Company to be held at 9:00 a.m. on 24 January 2017 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve (among other things) the continuing connected transactions (including the relevant proposed caps) contemplated under each of the Huaneng Group Framework Agreement, Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement;

DEFINITIONS

“Gram Capital”, “Independent Financial Adviser”
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest);

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Heilongjiang Power”	Huaneng Heilongjiang Power Generation Limited;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Finance Framework Agreement”
the “framework agreement on the continuing connected transactions (for 2017 to 2019) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited” entered into between the Company and Huaneng Finance on 5 December 2016;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions for 2017 between Huaneng Power International, Inc. and China Huaneng Group” entered into between the Company and Huaneng Group on 5 December 2016;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

DEFINITIONS

“Independent Board Committee”
a committee of the Board established for the purpose of considering the terms and the transaction cap of the purchase of coal and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest), comprising Mr. Li Zhensheng, Mr. Yue Heng, Mr. Geng Jianxin, Mr. Xia Qing and Mr. Xu Mengzhou, the independent non-executive Directors of the Company;

“Independent Shareholders”
Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transactions contemplated by each of the Huaneng Group Framework Agreement, Huaneng Finance Framework Agreement and Tiancheng Leasing Framework Agreement;

“Jilin Power”	Huaneng Jilin Power Generation Limited;

“Latest Practicable Date”	4 January 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Lease Interest”	the interest, together with handling fee, if any, under the Tiancheng Leasing Framework Agreement;

“Lease Principal”	the maximum daily balance of the principal of the finance lease under the Tiancheng Leasing Framework Agreement;

“Notice of EGM”
the notice for convening the EGM dated 6 December 2016, which has been issued to the Shareholders separately and a copy of which can be downloaded from the Company’s website (www.hpi.com.cn) and the website of the Stock Exchange (www.hkex.com.hk);

“PBOC”	The People’s Bank of China;

“PRC”, “China”	The People’s Republic of China;

“Recent Assets Acquisition”
the proposed acquisition by the Company of 80% equity interest in Shandong Power, 100% equity interest in Jilin Power, 100% equity interest in Heilongjiang Power and 90% equity interest in Zhongyuan CCGT from Huaneng Group;

“RMB”	Renminbi, the lawful currency of the PRC;

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shandong Power”	Huaneng Shandong Power Generation Limited;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Tiancheng Leasing”	Huaneng Tiancheng Financial Leasing Co., Ltd.;

“Tiancheng Leasing Framework Agreement”
the framework agreement on the continuing connected transactions (for 2017-2019) between Huaneng Power International, Inc. and Huaneng Tiancheng Financial Leasing Co., Ltd. entered into between the Company and Tiancheng Leasing on 5 December 2016; and

“Zhongyuan CCGT”	Huaneng Henan Zhongyuan Gas Turbine Ltd..

LETTER FROM THE BOARD

(Stock Code: 902)

Executive Directors:	Legal Address:
Cao Peixi Liu Guoyue Fan Xiaxia	Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 PRC

Non-executive Directors:
Guo Junming Li Shiqi Huang Jian Mi Dabin Guo Hongbo
Zhu Yousheng Li Song

Independent Non-executive Director:
Li Zhensheng Yue Heng Geng Jianxin Xia Qing
Xu Mengzhou

9 January 2017

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS
CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

On 5 December 2016, the Company published an announcement regarding the continuing connected transactions arising from each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Finance Agreement. As stated in the announcement, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated by each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Finance Agreement.

LETTER FROM THE BOARD

Under the Hong Kong Listing Rules, (i) the conduct of purchase of coal and transportation services and the sale of products (including their respective proposed caps) contemplated under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances) contemplated under the Huaneng Finance Framework Agreement and (iii) the transaction contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates shall require Independent Shareholders’ approval. However, as required by the Shanghai Listing Rules, the Company is required to propose the ordinary resolutions for each of (1) the continuing connected transactions for 2017 between the Company and Huaneng Group; (2) the continuing connected transactions (from 2017 to 2019) between the Company and Huaneng Finance; and (3) the continuing connected transactions (from 2017 to 2019) between the Company and Tiancheng Leasing for approval by the Independent Shareholders at the EGM. Accordingly, with respect to ordinary resolution no.1 as set out in the Notice of EGM, all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement, i.e. purchase of ancillary equipment and parts, purchase of coal and transportation services, leasing of facilities, land and office spaces, technical services, engineering contracting services and other services, provision of entrusted sale services, sale of products, trust loans and entrusted loans, will be treated as one single resolution. With respect to ordinary resolution no.2 as set out in the Notice of EGM, all the continuing connected transaction contemplated under the Huaneng Finance Framework Agreement, i.e. cash deposits, note discounting services and loan advancement services, will be treated as one single resolution, and with respect to ordinary resolution no.3 as set out in the Notice of EGM, all the continuing connected transactions contemplated under the Tiancheng Leasing Framework Agreement will be treated as one single transaction.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with (i) the continuing connected transaction regarding the purchase of coal and transportation services and the sale of products (including their respective proposed caps) contemplated under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances) under the Huaneng Finance Framework Agreement and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest). The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Gram Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on (i) the fairness and reasonableness of the purchase of coal and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances) under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest), and (ii) whether such transactions (including their respective proposed caps/maximum daily balances) under the above agreements are in the interests of the Company and its Shareholders as a whole. The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Gram Capital is only required to opine on (i) the continuing connected transaction relating to the purchase of coal and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances) under the Huaneng Finance Framework

LETTER FROM THE BOARD

Agreement, and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) and, in which case, Gram Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions at the EGM.

The purpose of this circular is:

(i)
to provide you with further information in relation to the transactions contemplated under each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement;

(ii)
to set out the letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Gram Capital; and

(iii)
to seek your approval of the ordinary resolutions in relation to the transactions contemplated by each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement (together with their proposed caps/maximum daily balances), which have been respectively set out in the Notice of the EGM.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions contemplated under each of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement before making their decision as regards voting. Independent Shareholders should also note that with respect to the ordinary resolutions regarding the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement proposed at the EGM, if they vote in favour of such resolutions, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (including the purchase of coal and transportation services, the sale of products, the deposit transaction and Other Transactions). In the event that the resolutions proposed at the EGM as regards the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement are not approved by the Independent Shareholders, all continuing connected transactions contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (including the purchase of coal and transportation services, the sale of products, the deposit transaction and Other Transactions) would not be carried out by the Company.

LETTER FROM THE BOARD

2.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, HUANENG FINANCE AND TIANCHENG LEASING

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 82,972 MW.

Huaneng Group is principally engaged in the investment in and construction and operation of power plants and relevant works, including raising of domestic and foreign funds, import of complete and ancillary equipment, machines and tools, as well as provision of spare parts, materials and fuels for the construction and operation of power plants.

Huaneng Finance is a company incorporated in the PRC, of which the principal business includes absorbing deposits of the member units, handling loans and financial leasing for the member units, assisting the member units in realising the receipt and payment of transaction monies, providing guarantee to the member units, handling entrusted loans among the member units, handling bill acceptance and discounting for the member units, engaging in inter-bank borrowings, negotiable securities investment, etc. Huaneng Group holds 52% equity interest in Huaneng Finance. The Company holds 20% equity interest in Huaneng Finance, which in turn holds 0.49% equity interest in the Company.

Tiancheng Leasing is a company incorporated in the PRC, of which the principal business is finance lease. Currently, Tiancheng Leasing has six shareholders. Apart from the 20% equity interest which is held by the Company, the remaining 80% equity interests of Tiancheng Leasing is held by the five controlling subsidiaries of Huaneng Group (of which Huaneng Renewables Corporation Limited holds 5.56% interest, Huaneng Renewables (Hong Kong) Company Limited holds 4.44% interest, Huaneng Capital Services Company Limited holds 39% interest, China Huaneng Group Hong Kong Limited holds 21% interest, and Huaneng Lancang River Hydropower Co., Ltd. holds 10% interest).

As at the date of issue of this circular, HIPDC, being the direct controlling shareholder of the Company, holds 33.33% of the total equity interest in the Company, while Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates, Huaneng Finance and Tiancheng Leasing) constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

3.	HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 25 November 2015 (the “2016 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2016. The 2016 Huaneng Group Framework Agreement will expire on 31 December 2016. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 5 December 2016 for a term commencing on 1 January 2017 and expiring on 31 December 2017.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2016 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2016 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2016 was set at RMB2.6 billion. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB165 million. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016. For 2017, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB1.4 billion. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates. In arriving at the annual cap for 2017, the Company has also taken into consideration the anticipated increase in the generation capacity and the scale of operation of the Company and its subsidiaries as a result of the completion of the Recent Asset Acquisition. In addition, based on the purchaser-oriented pricing process, the historical transaction amount for purchase of ancillary equipment and parts with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed cap for 2017. Instead, whether or not the proposed annual cap for 2017 in relation to the purchase of ancillary equipment and parts can be utilized will depend on principally whether the terms offered by Huaneng Group and its subsidiaries and associates are the most favourable terms under the circumstances. Accordingly, there exists a possibility that the eventual actual transaction amount in relation to purchase of ancillary equipment and parts for 2017 may not fully utilize the proposed annual cap for 2017.

LETTER FROM THE BOARD

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2017 exceeds the above cap (i.e. RMB1.4 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

LETTER FROM THE BOARD

Pursuant to the provisions of the 2016 Huaneng Group Framework Agreement with respect to the purchase of coal and transportation services in 2016 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2016 was set at RMB26.2 billion. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB13.252 billion. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment according to the actual operations of the Company and market changes.

The cap of the transaction amount for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2017 is estimated to be RMB38.7 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plant as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the ability of Huaneng Group and its subsidiaries and associates to offer favourable prices on bulk purchases of coal and transportation services. In arriving at the annual cap for 2017, the Company has also taken into consideration the anticipated increase in the generation capacity, the scale of operation of the Company and its subsidiaries and the estimated coal prices for the year following completion of the Recent Asset Acquisition. In addition, through the purchaser-oriented pricing process, the Company can independently choose and purchase from the best offer according to the actual market conditions within the parameters of the Company’s procurement strategies. Accordingly, the historical transaction amount for purchase of coal and transportation services with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed annual cap for 2017. Instead, Huaneng Group and its subsidiaries and associates are placed on the same footing as the Company’s other suppliers who can be awarded the contracts with the Company only if they can offer the most favourable terms to the Company in accordance with the Company’s procurement policy. As such, there exists a possibility that the eventual actual transaction amount in relation to purchase of coal and transportation services for 2017 may not fully utilize the proposed annual cap for 2017.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favourable prices for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of coal and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

LETTER FROM THE BOARD

The Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2016 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2016 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2016 was set at RMB400 million. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB229 million. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2017 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group

LETTER FROM THE BOARD

and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2017 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2016 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2016 was set at RMB1.7 billion. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) for the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and

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its subsidiaries and associates was approximately RMB437 million. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2017 is estimated not to exceed RMB2.4 billion. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates, and on the other hand on the demand of Huaneng Group and its subsidiaries and associates for services to be provided by the Company in relation to its production and operation. In arriving at the annual cap for 2017, the Company has also taken into consideration the anticipated increase in the generation capacity and the scale of operation of the Company and its subsidiaries as a result of the completion of the Recent Asset Acquisition. In addition, the purchaser-oriented process enables the Company to be at liberty to choose and compare terms from various suppliers who can best meet with the Company’s specific requirements with technological expertise and follow-up services. Accordingly, the historical transaction amount for the technical services, engineering contracting services and other services with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed annual cap for 2017. Instead, Huaneng Group and its subsidiaries and associates are placed on the same footing as the Company’s other suppliers who can be awarded the contracts with the Company only if they can offer the most favourable terms to the Company in accordance with the Company’s procurement policy and management rules. As such, there exists a possibility that the eventual actual transaction amount in relation to purchase of technical services, engineering contracting services and other services for 2017 may not fully utilize the proposed annual cap for 2017.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring business benefits to the Company and its subsidiaries.

LETTER FROM THE BOARD

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2017 exceeds the above cap (i.e. RMB2.4 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of the Company and its subsidiaries for substituted power generation by Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2016 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2016 was set at RMB300 million. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) for the provision of entrusted sale services between Huaneng Group and its subsidiaries and associates and the Company and its subsidiaries was RMB11 million. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016. The difference between the actual transaction amount and the cap for 2016 was due to the fact that the tariff arising from the transactions contemplated under this category of service was affected largely by policy. For 2017, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB300 million. Such cap is

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estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated on-grid power sold, substituted tariff and development of the parties to such transactions as deemed reasonable by the Company and its subsidiaries. In arriving at the annual cap for 2017, the Company has also taken into consideration the anticipated increase in the generation capacity and the scale of operation of the Company and its subsidiaries as a result of the completion of the Recent Asset Acquisition.

In order to implement the national energy-saving and emission-reducing strategy, save cost and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions in places where they are located. The transaction parties include connected persons and non-connected persons. For the provision of substituted power generation, the competitive advantage of Huaneng Group and its subsidiaries and associates is their good cooperative relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services by Huaneng Group and its subsidiaries and associates for the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2017 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal

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and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. Pursuant to the 2016 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2016 was set at RMB1.5 billion. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was nil. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2016. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2017 is estimated to be RMB3.6 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. The relatively big difference between the estimated transaction amount for 2017 and the actual transaction amount for 2016 is due to the reason that the Company does not incline to re-sell the coal resources to Huaneng Group and its subsidiaries and associates. Instead, from perspective of a prudent management, the estimate is designed primarily to allow for the Company to resell any excessive coal resources in the event of dramatic market fluctuations or extremely adverse weather conditions, while none of such extreme situations were seen in 2016. Such estimate of the cap amount is based on the demand for coal and other related products by certain power plants of Huaneng Group and its subsidiaries and associates for 2017, the estimated coal prices for the following year, as well as the overall demand for coal by the Company and its subsidiaries following completion of the Recent Asset Acquisition. In addition, better prices can be obtained in bulk purchases. In order to leverage on the scale procurement of coal, the Company will make bulk purchases of coal and will not exclude the possibility of re-selling the excess to the power plants of Huaneng Group and its subsidiaries and associates.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules as well as the Independent Shareholders’ approval requirements. The Company has conducted a detailed survey in respect of its short-term and long- term operation on the sale of coal. The Company is of the view that before the convening of the Extraordinary General Meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

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(7)	Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The annual cap of each of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loan borrowed for 2016 and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2016 was RMB600 million and RMB5 billion (maximum daily balance of the loan), respectively. During the period from 1 January 2016 to 31 October 2016, the aggregate of the interest arising from borrowing of the relevant trust loans from Huaneng Group and its subsidiaries and associates was nil, and the maximum daily balance of the entrusted loans was RMB2.365 billion (unaudited). The cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2017 is expected to be RMB200 million and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2017 is expected to be RMB3 billion (maximum daily balance of the loan). Such annual caps are based on the existing business scale and operation of the power plants of the Company and its subsidiaries, as well as the demand for funds following the anticipated increase in the generation capacity and the scale of operation of the Company and its subsidiaries as a result of the completion of the Recent Asset Acquisition.

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules. The Company therefore makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Fairness of the Continuing Connected Transactions under the Huaneng Group Framework Agreement and their Impact on the Independence of the Company

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating at and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

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The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independence in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in the connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include, without limitation, the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions under it are in the interests of the Company and its Shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreement and the continuing connected transactions contemplated thereunder do not affect the independence of the Company.

Measures to Safeguard the Interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, from time to time, obtain at least three quotations from suppliers of scale (who are independent third parties) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximise the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of coal and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities,

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inland coal transaction price indices, harbour price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http.//www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com), Qinhuangdao Coal website 秦皇島 煤炭網 (http://www.cqcoal.com), Qinhuangdao Shipping website 秦皇島海運網 (http://www.osc.org.cn), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on harbour and water transportation and related developments; and (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue the guidance procurement price of coal for coastal power plants weekly (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance procurement price. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of coal and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) the changes in the prices of coal; (ii) the aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production conditions (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on the level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policies. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect the latest information on market conditions for assessing and formulating the Company’s procurement strategies;

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•
for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Hunang Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee is approximately RMB141 million, principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and has never been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transactions in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of the same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest;

•
provision of entrusted sale services is formulated in tandem with the State’s energy conservation and emission reduction policies. Through the centralised coordination carried out by various regional government agencies or the management platform of power grid companies governing transactions in substituted power generation, the Company will conduct the transactions in accordance with the implementation rules governing substitution of power generation in the area(s) where such power plant(s) is/ are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•
for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Fuel Management Department of the Company will, through collective decision and on condition that the Company’s own power plants are preserved with sufficient coal supply, sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of coal and coal transportation services above, with

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reference to the then market conditions and in conjunction with the costs for coal purchase by fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit; and

•
the contract management department will strictly review contracts and the determined prices according to the Company’s procurement policy, the contract enforcement department will timely monitor the amounts of the connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

4.	HUANENG FINANCE FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Finance on 22 April 2014 for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Finance from 2015 to 2017 (the “2015-2017 Huaneng Finance Framework Agreement”). Such framework agreement will expire on 31 December 2017. Given that following completion of the Recent Assets Acquisition, Shandong Power, Jilin Power, Heilongjiang Power and Zhongyuan CCGT will be included in the management scope of connected transactions of the Company in 2017, the cap amount for continuing connected transactions with Huaneng Finance shall be increased based on the development of daily business, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement on 5 December 2016. As such, beginning 1 January 2017 and ending 31 December 2019, the Huaneng Finance Framework Agreement will constitute the entire framework agreement between the Company and Huaneng Finance with respect to deposit, note discounting and loan, while the original 2015-2017 Huaneng Finance Framework Agreement will be terminated upon the approval of the Huaneng Finance Framework Agreement and relevant caps at the general meeting.

Pursuant to the Huaneng Finance Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Finance on an on-going basis:

(1)	Cash Deposits

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. In addition, the Company will also utilise the note discounting services provided by Huaneng Finance at a service fee lower than the service fees payable to independent third parties for provision of similar services in the PRC.

Pursuant to the 2015-2017 Huaneng Finance Framework Agreement entered into between the Company and Huaneng Finance dated 22 April 2014, for the period from 1 January 2015 to 31 December 2017, the outstanding balances of the Company’s deposits with Huaneng Finance should not exceed RMB8 billion on a daily basis, the total amount of the note discounting should not exceed

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RMB1 billion per annum and the maximum balances of loans should not exceed RMB8 billion on a daily basis (please refer to the announcement dated 23 April 2014 and the circular dated 12 May 2014 issued by the Company).

For the years ended 2014 and 2015, and the period from 1 January 2016 to 31 October 2016, the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB5.999 billion (audited), RMB7.974 billion (audited) and RMB7.951 billion (unaudited), respectively. The Company estimates that during the period from 2017 to 2019, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB13 billion (or its equivalent).

The estimates on the relevant deposit amounts from 2017 to 2019 are based on the following considerations: (1) the deposit amounts will successively increase following the successive expansion of the scale of assets of the Company (including the consolidation of assets acquired from parent company on 1 January 2017); (2) the Company has become a shareholder and held a 20% equity interest in Huaneng Finance since December 2005, and as such the profit growth in Huaneng Finance brought by the support from the Company will also bring about more returns for the Company. Estimates of the relevant bill discounting amounts and loan amount for 2017 to 2019 are made on the basis of the actual bill discounting and loan situation of the Company and its subsidiaries in Huaneng Finance in 2014, 2015 and for the period from 1 January to 31 October 2016, and the scale expansion and business development needs of the Company and its subsidiaries for 2017 to 2019, also has taken into account the relevant estimates of certain subsidiaries which have been consolidated into the financial statements of the Company since 1 January 2017 as a result of the acquisition transaction.

The Company may, from time to time and as necessary, enter into separate implementation agreements with Huaneng Finance for individual deposit transactions contemplated under the Huaneng Finance Framework Agreement. Each implementation agreement will set out the specific terms of the particular deposit transaction. As the implementation agreements are to provide for the deposit services as contemplated by the Huaneng Finance Framework Agreement, they will not constitute new categories of connected transactions. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement and the caps thereunder.

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service.

The Directors and senior management of the Company will monitor closely and review regularly the deposit transactions of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the deposit transactions, the independence of the Company; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of choice of the Company to place deposits with independent third parties other than Huaneng Finance.

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The reporting and record systems and internal control procedures taken by the Company include:

•	the deposit transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis;

•
the Finance Department of the Company has implemented an interest rate adjustment mechanism by reviewing regularly the terms and the contemporaneous interest rates etc. relating to placing deposits, loan advancement and note discounting offered by major domestic commercial banks including but not limited to The Bank of China Limited, Industrial and Commercial Bank of China Limited and China Construction Bank Corporation, and compare the same with the interest rate from time to time promulgated by the PBOC and the terms and interest rate(s) offered by Huaneng Finance before entering into of the relevant transaction with Huaneng Finance. The mechanism allows the Company to obtain the most favourable terms relating to placing deposits, loan advancement and note discounting, so as to maximise the Company’s interest in transactions and reduce the transactional costs and time of the Company;

•	the Company will conduct quarterly checking and clearing with related parties (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds;

•
the Company will strictly review contracts and timely monitor the amount and interest rate of the deposit transactions; also, the independent non-executive Directors and the Company’s auditors will review annually the performance of agreements, in order to review the Company’s deposit transactions with Huaneng Finance on their fairness and the amount and interest rate of the deposit transactions on their reasonableness.

The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests out of the deposit transactions.

The importance and hence the necessity of the deposit transactions contemplated under the Huaneng Finance Framework Agreement to the Company are set out as follows:

(i)
The increase of the cap on the maximum outstanding balance of the deposits (on daily basis) is to meet the business development of the Company. At the same time, as most of the tariffs payments are usually made by the local power grid companies towards the end of each month, there exists a gap between the practical need and the existing cap on the outstanding balances of the deposits (on daily basis). If the maximum outstanding balance of the deposits (on daily basis) was not adjusted, the Company would need to spend more administrative costs in relocating the funds under its control more frequently so as to maintain and monitor such balance to a level not to exceed the maximum cap, thus increasing the Company’s compliance risks.

LETTER FROM THE BOARD

(ii)
Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance. Like the arrangement with other commercial banks, the loans offered by Huaneng Finance are all required to be remitted to and deposited in the Company’s designated deposits account with Huaneng Finance. The deposit transactions with Huaneng Finance help systemically manage the capital utilization. Being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalised financial services to the Company than the deposit services provided by other commercial banks.

(iii)
The deposit interest rates offered to the Company. The deposit interest rates to be offered by Huaneng Finance will be at least equal to or no less favourable than the then prevailing deposit rates offered to the Company by domestic independent third parties for provision of similar services.

(iv)
The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

(2)	Note Discounting Services and Loan Advancement Services

In addition, the Company and its subsidiaries will also use the note discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of note discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). The Company considers that the provision of note discounting and loan advancement services by Huaneng Finance will be conducive to increase the operation efficiency in the use of funds by the Company. In respect of the loan services, none of them will require any security on the part of the Company. Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide the note discounting and loan advancement services on normal commercial terms and on terms which are no less favourable than those available from independent third parties. The interest rate on loan advancement service to be offered by Huaneng Finance to the Company and its subsidiaries will primarily be based on the benchmark interest down within the range from 5% to 10% offered by PBOC for the contemporary period, whilst the prices of the note discounting will be no less favourable than those offered by other major domestic commercial banks. The Company estimates that the total transaction amount relating to the note discounting services provided by Huaneng Finance for each of 2017, 2018 and 2019 will be RMB1 billion while the maximum loan outstanding balance (on daily basis) for each of 2017, 2018 and 2019 will be RMB13 billion (or its equivalent). The estimates on the amounts of note discounting and loans from 2017 to 2019 are based on the historical note discounting and loans of the Company and its subsidiaries with Huaneng Finance for 2014, 2015 and the period from 1 January 2016 to 31 October 2016 and the scale expansion and business development needs of the Company and its subsidiaries from 2017 to 2019, and have also taken into consideration the relevant budgeting of some subsidiaries which have been consolidated into the financial statements of the Company since 1 January 2017.

LETTER FROM THE BOARD

Pricing Policies and Control Measures

Deposits, note discounting and loans are a part of the daily operation of the Company and its subsidiaries, while the commercial terms offered by Huaneng Finance in respect of such transactions to the Company and its subsidiaries are no less favourable than those terms offered by most domestic commercial banks in respect of similar transactions. In the meantime, the Company believes that the safety risk of deposit at Huaneng Finance may be controlled effectively based on the following considerations: (1) as a non-bank financial institution supervised by Beijing Regulatory Authority of the CBRC, Huaneng Finance insists on conducting business in accordance with the law during the course of its daily operation, and has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism during the course of its development, which is in compliance with the regulatory requirements of CBRC in relation to risk control ratios; (2) as the Company holds 20% equity interest in Huaneng Finance, its own interests may be safeguarded by facilitating the regular operation of the shareholders’ meeting, the board of directors and the Risk Control Committee of Huaneng Finance through the lawful exercise of shareholders’ rights. In addition, Huaneng Finance is more efficient than most domestic commercial banks providing similar services for the Company and its subsidiaries in terms of providing note discounting and loan services, which is mainly reflected in the shorter duration to process such transactions. Therefore, the Company believes that it is beneficial to improving the operating efficiency of funds for the Company and its subsidiaries if the note discounting and loan services are provided by Huaneng Finance.

Implication under Hong Kong Listing Rules

As the applicable percentage ratios relating to the scale of the deposit transactions (based on the maximum daily balances of the deposits) with Huaneng Finance contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, they constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

With respect to the note discounting and loan advancement, given that the note discounting services and loan advancement services provided by Huaneng Finance are for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security is granted over the assets of the Company in respect of such services, the transactions for note discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

5.	TIANCHENG LEASING FRAMEWORK AGREEMENT

On 5 December 2016, the Company entered into the Tiancheng Leasing Framework Agreement with Tiancheng Leasing for the purpose of governing the conduct of certain continuing connected transactions between the Company and Tiancheng Leasing from 2017 to 2019. Tiancheng Leasing Framework Agreement shall be effective from 1 January 2017 to 31 December 2019.

Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes but is not limited to direct lease, leaseback and trusted lease. In conducting finance lease with the Company and its subsidiaries, Tiancheng Leasing shall offer terms in respect of such transactions to the Company and its subsidiaries that are normal commercial terms which shall in any event be no less favourable than those terms can be obtained by the Company and its subsidiaries from independent third parties. Tiancheng Leasing shall provide finance lease services to the Company and its subsidiaries based on those terms. The Company and its subsidiaries shall pay the lease interest to Tiancheng Leasing following the pricing principles as set out in the framework agreement, necessary separate agreement(s) in writing executed by the parties with respect to finance lease and applicable laws.

The finance lease services provided by Tiancheng Leasing include the three types of leases, being direct lease, sale-and-leaseback and entrusted lease. They are all classified as finance leases and normally possess similar attributes as follows: (i) in relation to direct lease, the lessor (being Tiancheng Lease), based on the choice of the lessee (being the Company or its subsidiaries), acquires the leased property for the direct purpose of leasing it out to the lessee. The lessor owns the title to the leased property. The lessee, pursuant to the relevant agreement(s), shall pay the rent (inclusive of interest) to the lessor during the lease term. At the expiry of the lease term, the lessee is given an option to purchase, or to renew or terminate the lease of, the leased property. In relation to sale-and-leaseback, the lessor (being Tiancheng Leasing), based on the choice of the lessee (being the Company or its subsidiaries), acquires from the lessee the leased property and then leases it back to the lessee. The lessee, pursuant to the relevant agreement(s), shall pay the rent and interests to the lessor during the lease term. At the expiry of the lease term, the lessee is given an option to purchase, or to renew or terminate the lease of, the leased property. In relation to entrusted lease, the lessor accepts the funds or leased property entrusted by the authorising party and conducts the financial lease transaction with the lessee designated by the authorising party according to the written mandate of the authorising party. During the term of the lease, ownership of the leased property belongs to the authorising party and the lessor collects fees without assuming pro forma risks. If entrusted lease is conducted, Tiancheng Leasing shall be the authorising party and the Company or its subsidiaries shall be the lessee; (ii) the amount of the lease rent will be determined by reference to the total purchase price of the relevant equipment and the interest agreed by the parties. The interest rate shall be based upon the term loan benchmark rate published by the PBOC from time to time and negotiated and agreed by the parties on arm’s length basis taking into account the market conditions, and shall be no less favourable than those offered to the Company by domestic independent third parties for the provision of similar services. Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written agreements. The lease interest rate will be decided at

LETTER FROM THE BOARD

the commencement of each finance lease executed pursuant to the Tiancheng Leasing Framework Agreement. In the event the PBOC adjusts the annual benchmark rate for RMB-denominated term loans during the term of relevant finance lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties; (iii) as to each financial leasing transaction, the Company and Tiancheng Leasing shall enter into separate financial lease(s) pursuant to the terms of the Tiancheng Leasing Framework Agreement so as to give effect to the same; (iv) during the lease term, the title of the leased equipment shall remain vested in Tiancheng Leasing or, in the case of entrusted lease, the particular lessor(s) whilst the Company enjoys the usage right of such equipment. Upon the expiry of the lease term, subject to the Company’s fulfilment of its obligations under the relevant finance lease(s) and at the Company’s option, the title of such leased equipment will be transferred to the Company at a nominal consideration; and (v) the lease term will be determined by, amongst others, the useful life of the relevant leased equipment, the financial needs of the Company and the funding availability of Tiancheng Leasing or, in the case of entrusted lease, the particular lessor, which in general should not exceed the useful life of such leased equipment. The lease term of relevant financial lease(s) may exceed three years.

Under the Tiancheng Leasing Framework Agreement, with respect to the transaction amount between the Company and its subsidiaries and Tiancheng Leasing, it is estimated that the maximum daily balances of the Lease Principal for 2017 will be RMB11 billion and the Lease Interest for 2017 will be capped at RMB600 million; the maximum daily balances of the Lease Principal for 2018 will be RMB12 billion and the Lease Interest for 2018 will be capped at RMB800 million; and the maximum daily balances of the Lease Principal for 2019 will be RMB15 billion and the Lease Interest for 2019 will be capped at RMB1 billion. The estimates on the caps of such transactions are based on the investment demand of the Company in power field represented by new energy resources, the investment and financing demands in such technological transformation field as ultra-low emission of coal-based power units in the following years, as well as the demands for funds following completion of the Recent Assets Acquisition.

(1)	Investment demand in power field represented by new energy resources

As compared with the traditional coal-fired power plant projects, the cycle of new energy resources power plant construction projects is relatively short. It is currently expected that investment in new energy resources power plant projects may account for a higher proportion of the investment projects of the Company in the future. Accordingly, the Company would need to resort to finance leasing to the extent possible so as to be more flexible in the use of funds in the future.

(2)	Investment and financing demands in technological transformation field

According to the development plan for the Fifth Thirteen Period, the Company’s installed generation capacity is expected to be increased by 10 million KW, representing an average investment of approximately RMB16 billion each year. Taking into account the funding needs, the Company expects that it would obtain financing in an amount of not less than RMB3 billion each year through finance leasing.

LETTER FROM THE BOARD

(3)	Demands for funds following completion of the Recent Assets Acquisition

Of the long term loan which is due and payable between the period from 2017 to 2019, the Company proposes to repay part of such loan (in a sum of not less than RMB6 billion) by way of sale and leased-back. Apart from the repayment of the said loan by sale and leased-back, the Company proposes to continue the finance leases entered into by Shandong Power and Heilongjiang Power with Tiancheng Leasing following completion of the Recent Assets Acquisition when each of, among others, Shandong Power and Heilongjiang Power will be consolidated into the accounts of the Company. For the three years ending 31 December 2019, it is estimated that the remaining balance of the finance leases between Shandong Power and Heilongjiang Power and Tiancheng Leasing will be in the sum of not less than RMB3 billion.

Launching routine connected transactions of finance lease will help the Company to broaden its financing channels, raise low-cost funds and control financing risks and financing costs, thus facilitating the business development and smooth operations of the Company. Under the current circumstances, finance leases, in particular direct lease business, will help to reduce the cash costs of purchasing necessary equipment for the Company and its subsidiaries, thereby increasing financial resources for other business development activities.

The processing time for approval of one-off connected transactions is relatively long and it is difficult to meet the needs of commencing direct lease business. After replacing the business tax with value-added tax, the financial leasing form of Tiancheng Leasing is changed from sale and leaseback to direct lease. The direct lease business will be launched at the time of procurement of new equipment for the main businesses, so payments should be made at a pace matching with the relevant provisions of the main business equipment procurement contracts, so that services will be more flexible and convenient. On the other hand, flexible and convenient services have relatively high requirements on business examination and approval effectiveness. Tiancheng Leasing is required to maintain a smooth channel for connected transactions with the Company, such that its launch of the relevant products could be tuned with the exact timing for financing as required by the Company and its subsidiaries.

Tiancheng Leasing relies on the strong industry background of Huaneng Group, and is a professional leasing company specialising in renewables and environmental protection. The terms offered to the Company and its subsidiaries by Tiancheng Leasing are offered on normal commercial terms and are not less favourable than those which the Company and its subsidiaries may obtain from independent third parties. As a member within Huaneng Group, Tiancheng Leasing can design a better financial leasing plan according to the requirements of the project units of the Company and adopt a more flexible repayment method, thus achieving a better match between rental payments and the operating cash flows of the project. The Company is a shareholder of Tiancheng Leasing, and the income generated by the sound operations of Tiancheng Leasing will bring substantial dividends to the shareholders.

The Lease Interest will be determined by the parties after arm’s length negotiations, taking into account the market conditions and referring to the benchmark lending rates (Note 1) for term loans promulgated by PBOC from time to time, and will be no less favourable than the terms offered to the Company by domestic independent third parties for provision of similar services. Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those

LETTER FROM THE BOARD

offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to, among others, the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written financial lease(s) (Note 2).

Note 1:	The interest rates for RMB-denominated term loans published by PBOC as of the date of this circular are set out below for information only:

(a)	4.35% for loans with a term of not more than one year (inclusive of one year);

(b)	4.75% for loans with a term of more than one year but not more than five years (inclusive of five years); and

(c)	4.90% for loans with a term of over five years.

Note 2:
There is currently no available rate published by PBOC in this respect and in the event that PBOC publishes any such rate in the future during the term of the separate written financial lease(s) under the Tiancheng Leasing Framework Agreement, Tiancheng Leasing and the Company and its subsidiaries will determine the handling fee by reference to such rate, which will be given priority over the rates adopted by other domestic major financial institutions.

The rate of the Lease Interest will be determined at the commencement of each financial lease under the Tiancheng Leasing Framework Agreement. In the event that PBOC adjusts the annual benchmark lending rate for RMB-denominated term loans during the term of the relevant financial lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties.

Pricing Policies and Control Measures

The Directors and senior management of the Company will monitor closely and review regularly the financial leasing transactions contemplated under the Tiancheng Leasing Framework Agreement. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the financial leasing transactions, the independence of the Company; the fairness of the amount of each financial lease(s); the fairness of the terms of the transactions; and the right of choice of the Company to obtain financial lease services from independent third parties other than Tiancheng Leasing.

The control measures to be taken by the Company include:

(i)	each financial leasing transaction under the Tiancheng Leasing Framework Agreement is conducted on a non-exclusive basis;

(ii)
before considering conducting financial leasing transactions, the Company will obtain terms and rate(s) of interests etc. relating to financial leasing transactions from major financial leasing companies (who are independent of the Company and the connected persons of the Company) within the PRC, and compare the same with the benchmark lending rate(s) for term loans promulgated by PBOC from time to time in order to allow

LETTER FROM THE BOARD

the Company to obtain the most favourable terms relating to financial leasing transactions, to maximise the Company’s overall interests in the transactions, and to reduce the transaction costs and time of the Company;

(iii)
in respect of the financial lease(s) involving equipment newly acquired by Tiancheng Leasing, the transaction amount will be determined based on the total purchase cost of the relevant equipment as approved by the Company. The approval procedures usually include the Company obtaining quotations from more than one supplier who are independent of the Company and the connected persons of the Company for providing similar equipment on comparable terms;

(iv)
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring during the performance of the financial leasing transactions. In addition to the annual review of the performance of agreements by the independent non-executive Directors and the Company’s auditors, the independent non-executive Directors will also review and confirm whether the Company’s financial leasing transactions with Tiancheng Leasing are fair, whether the amount and interest rate are reasonable and whether they are in the interests of the Shareholders as a whole. The Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

Entering into the Tiancheng Leasing Framework Agreement will help the Company to broaden its financing channels and raise relatively low-cost funds. It enables the Company to control financing risks and financing costs at times when the size of bank loans is still tightened up, and will facilitate the smooth development and operation of the Company’s business.

Implication under Hong Kong Listing Rules

As the applicable percentage ratios relating to the maximum daily balances of the Lease Principal with Tiancheng Leasing contemplated under the Tiancheng Leasing Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and Independent Shareholders’ approval under the Hong Kong Listing Rules.

In addition, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, given that the lease term of relevant finance lease(s) under the Tiancheng Leasing Framework Agreement may exceed three years, the Company must appoint an independent financial adviser to explain why the relevant finance lease(s) under the Tiancheng Leasing Framework Agreement requires a longer period and to confirm it is normal business practice for agreements of this type to be of such duration. For this purpose, the

LETTER FROM THE BOARD

Company has engaged Gram Capital as the independent financial adviser, and will include its opinion in the circular relating to, among others, Tiancheng Leasing Framework Agreement. Such circular is expected to be served upon the Shareholders before 9 January 2017.

6.	BOARD’S CONFIRMATION

The Board has considered and approved the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement and the transactions and estimates of relevant caps of the transactions under each of such agreements. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being Directors of the Board being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associate, abstained from voting on the Board resolutions relating to the execution of such agreements. The resolution was voted by Directors who are not connected to the transactions.

7.	THE EGM

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services and sale of products (including the respective proposed caps) under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this circular shall be approved by the Independent Shareholders of the Company. The Company will convene an extraordinary general meeting on 24 January 2017 to seek approval from Independent Shareholders on (among others) the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest). Huaneng Group and its associates (holding an aggregate of 7,167,926,520 ordinary shares in the Company, representing approximately 47.16% of the total issued shares of the Company as at the date of this circular) will abstain from voting on the resolutions, among others, with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement, the transaction (including deposit transaction with the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy

LETTER FROM THE BOARD

should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

8.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 35 to 36 of this circular, and which contains their recommendation in respect of (i) the transaction relating to the purchase of coal and transportation services and the sale of products (including their respective proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest).

The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders on (i) the fairness and reasonableness of the transactions relating to the purchase of coal and transportation services and the sale of products (and the proposed caps) under the Huaneng Group Framework Agreement, and whether the transactions relating to the purchase of coal and transportation services and the sale of products (and the proposed caps) under the Huaneng Group Framework Agreement are in the interests of the Company and its Shareholders as a whole; (ii) the fairness and reasonableness of the terms of the deposit transaction under the Huaneng Finance Framework Agreement and whether the transactions as contemplated thereby are in the interests of the Company and its Shareholders as a whole; and (iii) the fairness and reasonableness of the Tiancheng Leasing Framework Agreement and whether the transactions are in the interests of the Company and its Shareholders as a whole is set out on pages 37 to 67 of this circular.

The Independent Board Committee, having taken into account the advice of Gram Capital, considers that (i) the transactions relating to the purchase of coal and transportation services and the sale of products (and the proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) are fair and reasonable so far as the Independent Shareholders are concerned and that all such transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolutions to approve (i) the transactions relating to the purchase of coal and transportation services and the sale of products (and the proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest).

LETTER FROM THE BOARD

The Directors consider that the ordinary resolutions in relation to (i) the proposed continuing connected transactions (including the respective caps) contemplated under the Huaneng Group Framework Agreement; (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framewor Agreement; and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and its associates are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of such resolutions to be proposed at the EGM as set out in the Notice of the EGM.

9.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Stock Code: 902)

Registered office: Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 The People’s Republic of China

9 January 2017

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS
CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc. (the “Company”), are advising the Independent Shareholders in connection with (i) the transaction relating to the purchase of coal and transportation services and the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest), details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 9 January 2017, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, (i) the transactions relating to the purchase of coal and transportation services and the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) constitute connected transactions to the Company. Accordingly, the conduct of (i) the transaction relating to the purchase of coal and transportation services the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction contemplated under the Huaneng Finance Framework Agreement, and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement will require the approval of the Independent Shareholders at the EGM.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

We wish to draw your attention to the letter of advice from Gram Capital set out on pages 37 to 67 of the Circular. We have discussed the letter and the opinion contained therein with Gram Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Gram Capital, as stated in its aforementioned letter, we consider the (i) transactions relating to the purchase of coal and transportation services and the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that (i) the transactions relating to the purchase of coal and transportation services and the sale of products (and the respective proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) are:

(1)	in the ordinary and usual course of business of the Company;

(2)	on normal commercial terms (on arm’s length basis or on terms no less favourable than those offered to the Company by independent third parties); and

(3)	on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolutions in the Notice of the EGM to be proposed at the EGM to be held on 24 January 2017 and thereby approve (i) the transactions relating to the purchase of coal and transportation services and the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement, (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under each of the Huaneng Finance Framework Agreement, and (iii) the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest).

Yours faithfully,
Li Zhensheng, Yue Heng, Geng Jianxin, Xia Qing and Xu Mengzhou
Independent Non-Executive Directors

LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Purchase Transactions, the Sale Transactions, the Deposit Transactions and the Leasing Transactions for the purpose of inclusion in this circular.

Room 1209, 12/F. Nan Fung Tower 88 Connaught Road Central/ 173 Des Voeux Road Central Hong Kong 9 January 2017

To:	The independent board committee and the independent shareholders of Huaneng Power International, Inc.

Dear Sir/Madam,

DISCLOSABLE TRANSACTIONS AND CONTINUING
CONNECTED TRANSACTIONS

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of (i) purchase of coal and transportation services (the “Purchase Transactions”) and sale of products (the “Sale Transactions”) contemplated under the Huaneng Group Framework Agreement; (ii) deposit transactions contemplated under the Huaneng Finance Framework Agreement (the “Deposit Transactions”); and (iii) transactions contemplated under the Tiancheng Leasing Framework Agreement (the “Leasing Transactions”), details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 9 January 2017 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

PURCHASE TRANSACTIONS AND SALE TRANSACTIONS

On 5 December 2016, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group for a term commencing on 1 January 2017 and expiring on 31 December 2017. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services (i.e. the Purchase Transactions); (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v)provision of entrusted sale services; and (vi) sale of products (i.e. the Sale Transactions).

With reference to the Board Letter, the Purchase Transactions and the Sale Transactions constitute non-exempt continuing connected transactions of the Company and shall be subject to the reporting, announcement requirements under the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders.

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DEPOSIT TRANSACTIONS

Given that following completion of the Recent Assets Acquisition, i.e. acquisition of Shandong Power, Jilin Power, Heilongjiang Power and Zhongyuan CCGT, will be included in the management scope of connected transactions of the Company in 2017, the cap amount for continuing connected transactions with Huaneng Finance shall be increased based on the development of daily business, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement on 5 December 2016. As such, beginning from 1 January 2017 and ending on 31 December 2019, the Huaneng Finance Framework Agreement will constitute the entire framework agreement between the Company and Huaneng Finance with respect to deposit, note discounting and loan, while the original framework agreement with Huaneng Finance dated 22 April 2014 will be terminated upon the approval of the Huaneng Finance Framework Agreement and relevant caps at the EGM.

With reference to the Board Letter, the Deposit Transactions constitute discloseable transactions and continuing connected transactions of the Company and shall be subject to the annual reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

LEASING TRANSACTIONS

On 5 December 2016, the Company entered into the Tiancheng Leasing Framework Agreement with Tiancheng Leasing for the purpose of governing the conduct of certain continuing connected transactions between the Company and Tiancheng Leasing from 2017 to 2019. Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes but is not limited to direct lease, leaseback and trusted lease.

With reference to the Board Letter, the Leasing Transactions constitute non-exempt continuing connected transactions of the Company and shall be subject to the annual reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

The Independent Board Committee comprising Li Zhensheng, Yue Heng, Geng Jianxin, Xia Qing and Xu Mengzhou (all being independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Purchase Transactions, Sale Transactions, Deposit Transactions and the Leasing Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Purchase Transactions, Sale Transactions, Deposit Transactions and the Leasing Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Company and its subsidiaries (the “Group”); and (iii) how the Independent Shareholders should vote in respect of the resolution(s) to approve the Purchase Transactions, Sale Transactions, Deposit Transactions and the Leasing Transactions at the EGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that

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all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there are no undisclosed private agreements/arrangements or implied understanding with anyone concerning the Purchase Transactions, Sale Transactions, Deposit Transactions and the Leasing Transactions. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Hong Kong Listing Rules.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement as contained in the Circular or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Huaneng Group, Huaneng Finance, Tiancheng Leasing and each of their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Purchase Transactions, Sale Transactions, Deposit Transactions and the Leasing Transactions. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Purchase Transactions, the Sale Transactions, the Deposit Transactions and the Leasing Transactions, we have taken into consideration the following principal factors and reasons:

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Background of the Purchase Transactions and Sale Transactions

Information on the Company

With reference to the Board Letter, the Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 82,972 MW.

Set out below are the consolidated financial information of the Group for the six months ended 30 June 2016 and the two years ended 31 December 2015 as extracted from the interim report of the Company for the six months ended 30 June 2016 (the “2016 Interim Report”) and the annual report of the Company for the year ended 31 December 2015 (the “2015 Annual Report”):

	For the six months ended 30 June 2016 (unaudited) RMB’000	For the year ended 31 December 2015 (audited) RMB’000	For the year ended 31 December 2014 (audited) RMB’000	Change from 2014 to 2015%
Operating revenue	52,924,371	128,904,873	125,406,855	2.79
– Sales of power and heat	52,484,142	127,849,408	124,561,854	2.64
– Port service	98,880	211,685	204,763	3.38
– Transportation service	46,219	104,721	135,256	(22.58)
– Others	295,130	739,059	504,982	46.35
Profit from operations	12,738,555	29,142,926	25,274,642	15.31
Net profit	7,595,274	17,259,107	13,562,372	27.26
	As at 30 June 2016 (unaudited) RMB’000	As at 31 December 2015 (audited) RMB’000	As at 31 December 2014 (audited) RMB’000	Change from 2014 to 2015%
Accounts receivable	13,055,794	16,377,401	14,881,963	10.05
Bank balances and cash	8,917,868	7,537,813	12,608,192	(40.21)

As depicted from the table above, operating revenue of the Group for the year ended 31 December 2015 (“FY2015”) amounted to approximately RMB128.90 billion, representing an increase of approximately 2.79% as compared to that for the year ended 31 December 2014 (“FY2014”). Revenue derived from sales of power and heat for FY2015 amounted to approximately RMB127.85 billion, representing (i) an increase of approximately 2.64% as compared to that for FY2014; and (ii) approximately 99.18% (2014: 99.33%) of the operating revenue of the Group for FY2015.

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With reference to the 2015 Annual Report, the total power generated by the Company’s domestic operating power plants for the year on consolidated basis amounted to 320.529 billion kWh, representing an increase of 8.9% year-on-year. The increase in power generation of the Company was mainly attributable to the newly acquired and newly commissioned generating units. It is predicted by China Electricity Council (a joint organization of the PRC’s power enterprises and institution), as published on 14 December 2016, that total electricity consumption nationwide will grow by 4.5% in 2016 as compared to 2015.

With reference to the 2015 Annual Report, fuel costs represented the largest portion of the operating expenses for the Group. Fuel cost of the Group amounted to approximately RMB59.24 billion and RMB64.76 billion for FY2015 and FY2014 respectively, representing approximately 60.08% and 65.29% of the total operating expenses of the Group for FY2015 and FY2014 respectively.

As at 30 June 2016, the Group recorded account receivable and bank balances and cash of approximately RMB13.06 billion and RMB8.92 billion respectively. With reference to the 2016 Interim Report, the Company will continue to focus on safety production, quality and efficiency, accelerate structural adjustment of power supply, and strive to improve its operation efficiency, proactively participate in the reform of power system and cope with market changes, and persistently create a long-term, stable and growing return to Shareholders of the Company. The Company will also reinforce communication and coordination with all levels of governments and the grid companies, actively participate in electricity reforms, place more effort to analyse the market situation, seize market opportunities, and maintain and expand market shares.

A.	Purchase Transactions and Sale Transactions

1.	Background of the Purchase Transactions

Information on Huaneng Group

With reference to the Board Letter, Huaneng Group is principally engaged in the investment in and construction and operation of power plants and relevant works, including raising of domestic and foreign funds, import of complete and ancillary equipment, machines and tools, as well as provision of spare parts, materials and fuels for the construction and operation of power plants.

Reasons for and benefits of the Purchase Transactions and Sale Transactions

The Purchase Transactions

With reference to the Board Letter and as advised by the Directors, coal is the major raw material of the Company for power generation. The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favourable prices for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of coal and transportation services, and owing to their close relationships with the Group, Huaneng Group and its subsidiaries and associates are able to provide the Group with coal and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. We further enquired into the Directors in this

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regard and understood from the Directors that (i) Huaneng Group and its subsidiaries/associates (a) supplied coal to the Group when required by the Group; and (b) delivered to the Group on time; and (ii) the amount of coal supplied by Huaneng Group was the same as the amount of coal required by the Group. Accordingly, we concur with the Directors that Huaneng Group and its subsidiaries/ associates are able to provide the Group with coal and transportation services in a timely and reliable manner.

As aforementioned, fuel cost represents the largest portion of operating expenses of the Group and coal is the major raw material of the Group for power generation. According to the 2015 Annual Report, for FY2015, fuel costs of the Group amounted approximately RMB59.24 billion, representing 60.08% of the total operating expenses of the Group. According to the 2016 interim report of the Company, fuel cost amounted to approximately RMB23.16 billion for the six months ended 30 June 2016, representing approximately 58.31% of the total operating expenses of the Group. Thus, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level.

As also confirmed by the Directors, as the Purchase Transactions are entered into in the ordinary and usual course of business of the Group and on a frequent and regular basis, it would be (i) impracticable to negotiate for numerous agreements with Huaneng Group and its subsidiaries/ associates; and (ii) costly and impracticable to make regular disclosure of each of the relevant transactions and obtain the prior approval from the Independent Shareholders, as required by the Hong Kong Listing Rules, if necessary. Accordingly, the Directors are of the view that the Purchase Transactions will be beneficial to the Company and the Shareholders as a whole. We concur with the Directors in this regard.

Having considered that (i) sale of power and heat has been the major source of operating revenue of the Group for FY2015 and FY2014, being approximately 99.18% and 99.33% of the operating revenue of the Group for FY2015 and FY2014 respectively; (ii) power generation of the Group recorded growth from FY2014 to FY2015 (i.e. 8.9%); (iii) coal is the major raw material of the Company for power generation; (iv) fuel costs represented the largest portion of the operating expenses for the Group, representing approximately 60.08% and 65.29% of the total operating expenses of the Group for FY2015 and FY2014 respectively and approximately 58.3% for the six months ended 30 June 2016. Accordingly, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level; (v) with reference to the Huaneng Group Framework Agreement, Huaneng Group and its subsidiaries are able to offer favourable prices for purchases of coal and transportation services; and (vi) Huaneng Group and its subsidiaries and associates are able to provide the Group with coal and transportation services in a timely and reliable manner, we consider the Purchase Transactions are conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

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The Sale Transactions

With reference to the Board Letter and as advised by the Directors, to be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The Sale Transactions provide possibility for the Company to resell any excessive coal resources in the event of dramatic market fluctuations or extremely adverse weather conditions.

In addition, better prices can be obtained in bulk purchases. In order to leverage on the scale procurement of coal, the Company will make bulk purchases of coal and will not exclude the possibility of re-selling the excess to the power plants of Huaneng Group and its subsidiaries and associates.

The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the sale of coal and other related products shall be no less favourable than those offered by the Company to independent third parties for the same or similar type of coal supply and other related products.

Having considered that (i) better prices can be obtained in bulk purchases, while the Sale Transactions provide possibility for the Company to resell any excessive coal resources in the event of certain extreme situations; (ii) the selling price, in any event shall be no less favourable than those offered by the Company to independent third parties for the same or similar type of coal supply and other related products; and (iii) only excessive coal resources will be sold to Huaneng Group and its subsidiaries and associates, we consider the Sale Transactions are conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

2.	Principal terms of the Purchase Transactions and Sale Transactions

a.	Purchase Transactions

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

For our due diligence purpose, we obtained, on a random basis, eights sets of invoices/ agreements (the “Purchase Individual Agreements”) for the purchase of coal and coal transportation services between (i) the Company and independent third parties during 2016; and (ii) the Company and Huaneng Group and its subsidiaries and associates during 2016. We noted from the above documents that the prices of coal and coal transportation service fees offered by Huaneng Group and its subsidiaries and associates were lower than those offered by independent third parties to the Company (“Our Findings on Coal Prices”).

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We have also reviewed the Huaneng Group Framework Agreement and also the 2016 Huaneng Group Framework Agreement. We noted that save as the period and annual caps, other key terms in the Huaneng Group Framework Agreement relating to Purchase Transactions are similar to the corresponding terms in the previous Huaneng Group framework agreements entered into by the parties.

With reference to the 2015 Annual Report and as confirmed by the Directors, the independent non-executive Directors confirmed that, among other things, the purchase transactions for the year ended 31 December 2015 under the previous Huaneng Group framework agreement (the “Previous Purchase Transactions”) (i) had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business; (ii) had been entered into on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC); and (iii) had been entered into in accordance with the terms of the agreements governing such transactions and are in the interests of the Shareholders as a whole. Based on the work performed, the auditors of the Company confirmed to the Board that, among other things, (i) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions (including the Previous Purchase Transactions) has not been approved by the Board; (ii) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions (including the Previous Purchase Transactions) was not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and (iii) with respect to the aggregate amount of each of the disclosed continuing connected transactions (including the Previous Purchase Transactions), nothing has come to their attention that cause them to believe that the disclosed continuing connected transactions (including the Previous Purchase Transactions) have exceeded the annual cap as set by the Company.

Furthermore, we understood that the Group has adopted a series of internal control measures to ensure that the terms of the Purchase Transactions are no less favourable to the Company than the terms available from independent third parties and protect the interests of the Company and the Shareholders as a whole. We have enquired into the Directors in this respect and particularly as to how the measures have been implemented. In this relation, we noted that the Group implemented both preventive and detective measures to control the Huaneng Group Framework Agreement. Details of the internal control policies are set out under the section headed “Measures to Safeguard the Interest of the Independent Shareholders” of the Board Letter. For our due diligence purpose, we have obtained and reviewed the internal control policies (the “Framework Agreement Measures”). We noted that the Framework Agreement Measures are in line with the internal control policies as set out under the section headed “Measures to Safeguard the Interest of the Independent Shareholders” of the Board Letter.

Having reviewed the Framework Agreement Measures and after taking into account that, in respect of the Purchase Transactions:

(i)
the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis to ensure that it can independently choose and purchase from the best offer according to the market conditions;

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(ii)	the Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

(iii)	relevant departments of the Company will strictly monitor the enforcement of the Purchase Transactions; and

(iv)	the Purchase Transactions will be subject to annual review by the independent non- executive Directors and the Company’s auditors,

we consider that the effective implementation of the internal control mechanism would help to ensure fair pricing of the Purchase Transactions according to the pricing policy.

Having also considered (i) that the Group purchased coal from both Huaneng Group and independent third parties; (ii) Our Findings on Coal Prices; (iii) the annual confirmations by the independent non-executive Directors and auditors, we do not doubt the effectiveness of implementation of the Framework Agreement Measures during 2016.

In light of the above, we are of the view that the terms of the Purchase Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

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The proposed annual caps under the Purchase Transactions

Set out below are (i) the existing annual caps under the Purchase Transactions for the two years ended 31 December 2016; (ii) the historical amounts under the Purchase Transactions for the year ended 31 December 2015 and ten months ended 31 October 2016; and (iii) the proposed annual cap under the Purchase Transactions for the year ending 31 December 2017 (the “Purchase Cap”):

	For the year ended 31 December 2015 RMB’000	For the year ended 31 December 2016 RMB’000
Existing annual caps	42,800,000	26,200,000
Historical amounts	19,359,000	13,252,000
		(Note)
Utilisation rate	45.2%	50.6%

		For the year ending 31 December 2017 RMB’000
Purchase Cap		38,700,000

Note: The figure is for the 10 months ended 31 October 2016.

As depicted from the table above, we note that the relevant utilisation rate of the previous annual caps are (i) approximately 45.2% for the year ended 31 December 2015; and (ii) approximately 50.6% for the year ended 31 December 2016, based on the historical amount for the 10 months ended 30 October 2016. With reference to the Board Letter, the difference between the estimated transaction amount for the year ended 31 December 2016 and the actual transaction amount was primarily due to the adjustment according to the actual operations of the Company and market changes. As confirmed by the Directors, such factors were unexpected when determining the existing cap for the year ended 31 December 2016.

With reference to the Board Letter, the Purchase Cap is set on the basis of the overall business scale and operation of the power plants of the Group, the anticipated development and growth of such power plant as deemed reasonable by the Group, taking into account at the same time the ability of Huaneng Group and its subsidiaries and associates to offer favourable prices on bulk purchases of coal and transportation services.

To assess the fairness and reasonableness of the Purchase Cap for the year ending 31 December 2017, we have obtained and reviewed the calculation of the Purchase Cap (the “Purchase Calculation”). We noted that the Purchase Calculation was arrived by (i) the estimated demand of coal for the year ending 31 December 2017; and (ii) the estimated coal price for the year ending 31 December 2017.

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For our due diligence purpose, we obtained eight individual agreements/invoices regarding the purchase of coal from (i) the Huaneng Group and/or its subsidiaries/associates; and (ii) the independent third parties regarding the Purchase Transactions during 2016. In addition, we have reviewed the Bohai-rim Steam-Coal Price Index (“BSPI”) as published by 秦皇島煤炭網 (Qinhuangdao Coal Website*) (http://www.cqcoal.com) on 7 December 2016 and noted that the BSPI has an average year-on-year increase of approximately 62.58%. The estimated coal price represented an increase of approximately 62.93% as compared to the average coal prices from the aforementioned eight individual agreements. Accordingly, we consider that the estimated coal price for the year ending 31 December 2017 to be acceptable.

The Directors advised us that the estimation for the purchase of coal and transportation services from Huaneng Group and its subsidiaries/associates was arrived based on the historical transaction amount of the Company’s power plants for the purchase of coal and transportation services as well as the estimation by the Company based on the actual operation of the power plants. We also noted that from the 2016 Interim Report that as of 30 June 2016, the Company had a controlled generation capacity of 82,571 MW (82.571 million KW). With reference to the announcement of the Company dated 15 October 2016, upon completion of the Recent Asset Acquisition, the Company will increase the total installed capacity of generating units in operation by 15.937 million KW, equity installed capacity by 13.389 million KW, total installed capacity of generating units under construction by 3.666 million KW. The completion of the Recent Asset Acquisition is expected to take place in January 2017. Furthermore, we noted from the 2015 Annual Report that the generation capacity on an equity basis was approximately 74,399 MW for FY2015, representing an increase of approximately 17% as compared to the generation capacity on an equity basis of 63,757 MW for FY2014. Having considered (i) the aforesaid increase generation capacity of the Company as the result of the Recent Asset Acquisition by approximately 24%; and (ii) the estimated possible increase in generation capacity of the Company during 2017, which is in line with the increase in generation capacity of the Group on an equity basis from FY2014 to FY2015, the Company expects an increase in electricity generation and coal demand in 2017 as compared to the actual level during 2016 and that the level of coal purchase would increase gradually in 2017. We concur with the Directors in this regard.

With reference to the Board Letter, through the purchaser-oriented pricing process, the Company can independently choose and purchase from the best offer according to the actual market conditions within the parameters of the Company’s procurement strategies. Accordingly, the historical transaction amount for purchase of coal and transportation services with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the Purchase Cap. Instead, Huaneng Group and its subsidiaries and associates are placed on the same footing as the Company’s other suppliers who can be awarded the contracts with the Company only if they can offer the most favourable terms to the Company in accordance with the Company’s procurement policy. As such, there exists a possibility that the eventual actual transaction amount in relation to purchase of coal and transportation services for 2017 may not fully utilize the Purchase Cap.

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In light of the above, in particular (i) the estimated coal price for the year ending 31 December 2017 to be acceptable; (ii) the increase generation capacity of the Company as the result of the Recent Asset Acquisition by approximately 24%; and (iii) the estimated possible increase in generation capacity of the Company during 2017, which is in line with the increase in generation capacity of the Group on an equity basis from FY2014 to FY2015, we consider that the Purchase Cap is fair and reasonable so far as the Independent Shareholders are concerned.

Shareholders should note that as the Purchase Cap is relating to future events and was estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2017, and they do not represent forecasts of revenue/cost to be incurred from the Purchase Transactions. Consequently, we express no opinion as to how closely the actual revenue/cost to be incurred from the Purchase Transactions will correspond with the Purchase Cap.

b.	Sale Transactions

Pursuant to the Huaneng Group Framework Agreement, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the sale of coal and other related products shall be no less favourable than those offered by the Company to independent third parties for the same or similar type of coal supply and other related products.

As confirmed by the Directors, the Group has not entered into any individual agreements, which are of similar nature as the Sale Transactions with both independent third parties and Huaneng Group. For our due diligence purpose, we reviewed the Huaneng Group Framework Agreement and also the 2016 Huaneng Group Framework Agreement. We note that save as the period and annual caps, other key terms in the Huaneng Group Framework Agreement relating to Sale Transactions are similar to the corresponding terms in the previous Huaneng Group framework agreements entered into by the parties.

Furthermore, we understood from the Directors that the Group has adopted of the similar internal control measures for the Sale Transactions as the Purchase Transactions to ensure that the terms of the Sale Transactions are no more favourable to the Huaneng Group and its subsidiaries and associates than the terms offered by the Company to independent third parties and protect the interests of the Company and the Shareholders as a whole. As aforementioned, we have obtained and reviewed the Framework Agreement Measures and noted that the Framework Agreement Measures are in line with the internal control policies as set out under the section headed “Measures to Safeguard the Interest of the Independent Shareholders” of the Board Letter.

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With reference to the Framework Agreement Measures, in respect of the Sale Transactions:

(i)
when there is a severe shortage in the level of inventory in the related power plants, the Company will only sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions on condition that the Company’s own power plants are preserved with sufficient coal supply;

(ii)
the Company will determine the then selling prices of coal with reference to the then market conditions and in conjunction with the costs for coal purchase by fuel company so as to recoup the costs and to have a small profit;

(iii)	relevant departments of the Company will strictly monitor the enforcement of the Sale Transactions; and

(iv)	the Sale Transactions will be subject to annual review by the independent non-executive Directors and the Company’s auditors,

we consider that the effective implementation of the internal control mechanism would help to ensure fair pricing of the Sale Transactions according to the pricing policy.

Pursuant to the Huaneng Group Framework Agreement, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement.

As mentioned above, the Group has not entered into any individual agreements, which are of similar nature as the Sale Transactions with both independent third parties and Huaneng Group. For our due diligence purpose, we noted from (i) the 2016 Interim Report that the majority of the age of accounts receivable and notes receivable as at 30 June 2016 and 31 December 2015 were within one year; and (ii) the Purchase Individual Agreements (i.e. transactions between the Group and (a) independent third parties; and (b) Huaneng Group and its subsidiaries/associates) that the payment terms under the Sale Transactions are comparable to the market practice. Accordingly, we consider that the payment terms under the Sale Transactions to be acceptable.

In light of the above, we are of the view that the terms of the Sale Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual cap under the Sale Transactions

Pursuant to the 2016 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for the year ending 2016 was set at RMB1.5 billion. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was nil.

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Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products by the Company to Huaneng Group and its subsidiaries and associates for the year ending 2017 is estimated to be RMB3.6 billion (the “Sale Cap”). The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement.

With reference to the Board Letter, when determining the Sale Cap, the Directors have considered: (i) the demand for coal and other related products by certain power plants of Huaneng Group and its subsidiaries and associates for 2017; (ii) the Company will make bulk purchases of coal and will not exclude the possibility of re-selling the excess to the power plants of Huaneng Group and its subsidiaries and associates.

For our due diligence purpose, we have obtained and reviewed the estimation of the Sale Cap (the “Sale Calculation”). We noted that the Sale Calculation was arrived by the estimated demand of coal purchase from Huaneng Group and its subsidiaries in the case of extreme situations. We also understood from the Directors that the Sale Calculation was prepared by the Company after taking into account of the actual operations of the power plants of Huaneng Group and its subsidiaries based on available information.

Despite that there was no transaction taking place during the period from 1 January 2016 to 31 October 2016, the Sale Cap represented an increase of 140% as compared to the annual cap for the year ended 31 December 2016. In this regard, we have interviewed with the relevant personnel of the Company, who was responsible for the concluding and adjustment the Sale Cap, regarding (i) his qualification and experience in the industry; (ii) the bases and assumptions for arriving at the Sale Cap for the year ending 31 December 2017, e.g. the increase in Sale Cap for the year ending 31 December 2017 as the result of the increase in Purchase Cap for the year ending 31 December 2017, volume to be supplied to connected persons in the extreme circumstances during 2017; and (iii) reasons for the entering into of the Sale Transactions and determining of the Sale Cap. During our discussion with the relevant personnel, we have not identified any major factor which caused us to doubt the fairness and reasonableness of the Sale Cap. Furthermore, we also noted from the Purchase Calculation and the Sale Calculation that the volume to be supplied to connected persons in the extreme circumstances during 2017 as shown in the Sale Calculation is in line with the estimated average purchase amount of the Group from each of the suppliers as shown in the Purchase Calculation. Based on our understanding from the relevant personnel of the Company, when determining the Sale Cap, the Company assumed only one subsidiary/associate of Huaneng Group which might demand for products (mainly coal) from the Group. Having considered of the fact that the aggregate transaction amount for the sale of products by the Group to Huaneng Group and its subsidiaries and associates were nil for the year ended 31 December 2015 and the ten months ended 31 October 2016 respectively, we consider that the estimated number of subsidiary/associate of Huaneng Group which may demand for products (mainly coal) from the Group to be acceptable.

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In light of the above, we consider that the Sale Cap is fair and reasonable so far as the Independent Shareholders are concerned.

Shareholders should note that as the Sale Cap is relating to future events and was estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2017, and they do not represent forecasts of revenue/cost to be incurred from the Sale Transactions. Consequently, we express no opinion as to how closely the actual revenue/ cost to be incurred from the Sale Transactions will correspond with the Sale Caps.

3.	Hong Kong Listing Rules implication regarding the Purchase Transactions and Sale Transactions

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the values of the Purchase Transactions and Sale Transactions must be restricted by their respective proposed annual caps for the period concerned under the Huaneng Group Framework Agreement; (ii) the terms of the Purchase Transactions and Sale Transactions (including their respective proposed annual caps) must be reviewed by the independent non- executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Purchase Transactions and Sale Transactions must be included in the Company’s subsequent published annual reports and financial accounts. Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Purchase Transactions and Sale Transactions (i) have not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii) have exceeded their respective proposed annual caps. In the event that the total amounts of the Purchase Transactions and/or Sale Transactions are anticipated to exceed their respective proposed annual caps, or that there is any proposed material amendment to the terms of the Purchase Transactions and/or Sale Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

Given the above stipulated requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Purchase Transactions and Sale Transactions and thus the interest of the Independent Shareholders would be safeguarded.

4.	Recommendation on the Purchase Transactions and Sale Transactions

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Purchase Transactions and Sale Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Purchase Transactions and Sale Transactions are conducted in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Purchase Transactions and Sale Transactions and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

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B.	Deposit Transactions

1.	Background of the Deposit Transactions

Information on Huaneng Finance

With reference to the Board Letter, Huaneng Finance is a company incorporated in the PRC, of which the principal business includes absorbing deposits of the member units, handling loans and financial leasing for the member units, assisting the member units in realizing the receipt and payment of transaction monies, providing guarantee to the member units, handling entrusted loans among the member units, handling bill acceptance and discounting for the member units, engaging in inter-bank borrowings, negotiable securities investment, etc. Huaneng Group holds 52% equity interest in Huaneng Finance. The Company holds 20% equity interest in Huaneng Finance, which in turn holds 0.49% equity interest in the Company.

As advised by the Directors, Huaneng Finance is required to operate in compliance with the Administration of the Finance Companies of Enterprise Groups Procedures issued by the CBRC on 27 July 2004 (amendment on 28 December 2006) (the “Procedures”). We noted that the Procedures set out certain compliance and risk control requirements/measures in relation to the operation of group financing companies, including but not limited to maintaining certain financial ratios at all times, reporting to the CBRC, etc.

The table below sets out the key financial ratio requirements of the Procedures and the respective financial ratios of Huaneng Finance as 30 September2016 and 31 December 2015 as provided by the Company.

		Financial ratios of Huaneng Finance
Financial ratio	Requirements	As at 30 September 2016 (approximate %)	As at 31 December 2015 (approximate %)
Capital adequacy ratio	Not less than 10%	19.46	20.89
Inter-financial institution borrowing balances to total capital ratio	Not more than 100%	Nil	9.94
Total amount of outstanding guarantees to total capital ratio	Not more than 100%	73.21	82.81
Long-term and short-term investment to total capital ratio	Not more than 70%	38.33	57.06
Self-owned fixed assets to total capital ratio	Not more than 20%	0.23	0.19

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As shown in the table above, we note that Huaneng Finance complied with the relevant financial ratio requirements as set out in the Procedures as at 30 September 2016 and 31 December 2015. As advised by the Directors, non-performing loan ratios of Huaneng Finance were both nil as at 31 October 2016 and 31 December 2015. As also confirmed by the Directors of the Company that to the best of their knowledge, up to the Latest Practicable Date, there was no record of non-compliance with relevant laws and regulations of the PRC on Huaneng Finance.

Moreover, Huaneng Finance will provide financial services only to the members within Huaneng Group and will therefore be exposed to a lower level of potential risk compared to other PRC commercial banks which conduct business with clients of various credit ratings. We also noted from the Procedures and 商業銀行資本管理辦法(試行) (Capital Rules for Commercial Banks (provisional)*), which regulates the PRC commercial banks, that the capital adequacy ratio requirement for the Huaneng Finance is stricter than that for PRC commercial banks (i.e. 8%). Furthermore, with reference to the statistics conducted by CBRC on the PRC commercial banks as at 30 September 2016, 31 December 2015 and 31 December 2014 as published on the website of CBRC (http://www.cbrc.gov.cn), the capital adequacy ratio and non-performing loan ratio of Huaneng Finance were better than (i) average capital adequacy ratio of the PRC commercial banks of 13.31%, 13.45% and 13.18% as at 30 September 2016, 31 December 2015 and 31 December 2014 respectively; and (ii) average non-performing loan ratio of the PRC commercial banks of 1.76%, 1.67% and 1.25% as at 30 September 2016, 31 December 2015 and 31 December 2014 respectively.

Reasons for and benefits of the Deposit Transactions

With reference to the Board Letter and as advised by the Directors, (i) the increase of the cap on the maximum outstanding balance of the deposits (on daily basis) is to meet the business development of the Company; (ii) loans from Huaneng Finance have to be placed in designated account with Huaneng Finance; (iii) the deposit interest rates to be offered by Huaneng Finance will be at least equal or no less favourable than the deposit rates offered to the Company by domestic independent third parties for provision of similar services; and (iv) the deposit transactions with Huaneng Finance help systemically manage the capital utilization.

For our due diligence purpose, we:

(i)
obtained deposit certificates (業務回單) of the Group showing the interest rate on deposits received from (a) PRC commercial banks; and (b) Huaneng Finance for similar period, and noted that the interest rate provided by Huaneng Finance is not less than the interest rate provided by other PRC commercial banks and interest rate published by PBOC in similar period (“Our Findings on Interest Rates”);

(ii)	obtained a loan certificate showing the loan granted by Huaneng Finance to the Company and such loan was placed in the Company’s account under Huaneng Finance; and

(iii)	noted from the Huaneng Finance Framework Agreement that the Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance.

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We noted that as at the Latest Practicable Date, Huaneng Group holds 52.00% equity interest in Huaneng Finance and 47.16% equity interest in the Company. With reference to the Board Letter, Being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalised financial services to the Company than the deposit services provided by other commercial banks.

In light of the above reasons, in particular:

(i)	loans from Huaneng Finance have to be placed in designated account with Huaneng Finance;

(ii)	the Deposit Transactions with Huaneng Finance help systemically manage the capital utilization;

(iii)
the deposit interest rates to be offered by Huaneng Finance will be at least equal to or no less favourable than the deposit rates offered to the Group by domestic independent third parties for provision of similar services; and

(iv)	Huaneng Finance has better capital adequacy ratio and non-performing loan ratio than the average of those of the PRC commercial banks,

we consider the entering into of the Deposit Transactions are conducted in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

2.	Principal terms of the Deposit Transactions

Pursuant to the Huaneng Finance Framework Agreement, the Company will from time to time place deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. In addition, the Company will also utilize the notes discounting services provided by Huaneng Finance at a service fee lower than the service fees payable to independent third parties for provision of similar services in the PRC.

The Company may, from time to time and as necessary, enter into separate implementation agreements with Huaneng Finance for individual deposit transactions contemplated under the Huaneng Finance Framework Agreement. Each implementation agreement will set out the specific terms of the particular deposit transaction. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement and the caps thereunder.

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service.

With reference to the 2015 Annual Report and as confirmed by the Directors, the independent non- executive Directors confirmed that, among other things, the deposit transactions for the year ended 31 December 2015 under the 2015-2017 Huaneng Finance Framework Agreement (the “Previous Deposit

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Transactions”) (i) had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business; (ii) had been entered into on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC); and (iii) had been entered into in accordance with the terms of the agreements governing such transactions and are in the interests of the Shareholders as a whole. Based on the work performed, the auditors of the Company confirmed to the Board that, among other things, (i) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions (including the Previous Deposit Transactions) has not been approved by the Board; (ii) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions (including the Previous Deposit Transactions) was not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and (iv) with respect to the aggregate amount of the disclosed continuing connected transactions (including the Previous Deposit Transactions), nothing has come to their attention that cause them to believe that the disclosed continuing connected transactions (including the Previous Deposit Transactions) have exceeded the annual cap as set by the Company.

As advised by the Directors, the Company adopted certain internal control measures regarding the Deposit Transactions (the “Deposit Transactions Measures”) to mitigate the financial risks which may be exposed to the Company to the largest extent, and safeguard the interests of the Company and the Shareholders. For our due diligence purpose, we have obtained and reviewed the Deposit Transactions Measures.

Pursuant to the Deposit Transactions Measures: (i) the Deposit Transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis; (ii) the finance department of the Company will on a weekly basis, obtain terms and trend of interests etc. relating to placing deposits from major commercial banks e.g. Bank of China Limited, Industrial and Commercial Bank of China Limited and China Construction Bank Corporation within the PRC, and compare the same with the interest rate promulgated by the PBOC in order to allow the Company to obtain the most favourable terms relating to placing deposits, maximise the Company’s interest in transactions and reduce the transactional costs and time of the Company; (iii) the Company will conduct quarterly checking and clearing with related parties (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds; (iv) the Company will strictly review contracts and timely monitor the amount and interest rate of the deposit transactions; and (vi) the independent non-executive Directors and the Company’s auditors will review annually the performance of agreements, in order to review the Company’s deposit transactions with Huaneng Finance on their fairness and the amount and interest rate of the deposit transactions on their reasonableness. Taking into account the above and Our Findings on Interest Rates, we consider that the implementation of the Deposit Transactions Measures would help to ensure fair pricing of the Deposit Transactions contemplated according to the pricing policies.

Having also considered that (i) the Group placed deposit to both Huaneng Finance and PRC commercial banks; (ii) Our Findings on Interest Rates; (iii) the annual confirmations by the independent non-executive Directors and auditors, we do not doubt the effectiveness of implementation of the Deposit Transactions Measures during 2016.

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Furthermore, we also discussed with the Directors the Deposit Transactions Measures and understood that based on the information (e.g. terms and trend of interests etc.) as obtained by finance department of the Company, if deposit interest and commercials terms are less favourable than those offered by major commercial banks for similar services to the Company in the PRC, the Company will not place deposit with Huaneng Finance.

In light of the above as well as Our Findings on Interest Rates, we are of the view that the terms of the Deposit Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual caps under the Deposit Transactions

Set out below are (i) the existing annual caps for the maximum outstanding daily balances of the deposits to be placed with Huaneng Finance by the Group for the four years ending 31 December 2017; (ii) the historical maximum outstanding daily balances of the deposits placed by the Group with Huaneng Finance for the two years ended 31 December 2015 and ten months ended 31 October 2016 as extracted from the Board Letter; and (iii) the proposed annual caps for the three years ending 31 December 2019:

	For the year ended 31 December 2014 RMB’000	For the year ended 31 December 2015 RMB’000	For the year ended 31 December 2016 RMB’000	For the year ending 31 December 2017 RMB’000
Historical annual caps for the outstanding daily balances of the deposits to be placed with Huaneng Finance by the Group (the “Existing Deposit Caps”)	6,000,000	8,000,000	8,000,000	8,000,000
Maximum balance of deposits placed with Huaneng Finance	5,999,800	7,974,000	7,951,000 (Note)	N/A
Utilisation rate	100.00%	99.68%	99.39%	N/A

	For the year ended 31 December 2017 RMB’000	For the year ended 31 December 2018 RMB’000	For the year ended 31 December 2019 RMB’000
Maximum balance of deposits placed with Huaneng Finance (the “Deposit Cap(s)”)	13,000,000	13,000,000	13,000,000

Note: The figure is for the 10 months ended 31 October 2016.

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As depicted from the table above, the maximum balance of deposits placed with Huaneng Finance for the year ended 31 December 2014, the year ended 31 December 2015 and the period from 1 January 2016 to 31 October 2016 represented approximately 100.00%, 99.68% and 99.39% of the Existing Deposit Caps for the three years ended 31 December 2016 respectively.

To assess the fairness and reasonableness of the Deposit Caps, we have discussed with the Directors regarding the basis of determination of the Deposit Caps. With reference to the Board Letter and as advised by the Directors, the Deposit Caps have been determined by reference to (i) the deposit amounts will successively increase following the successive expansion of the scale of assets of the Company (including the consolidation of assets acquired from parent company on 1 January 2017); (ii) the Company has become a shareholder and held a 20% equity interest in Huaneng Finance since December 2005, and as such the profit growth in Huaneng Finance brought by the support from the Company will also bring about more returns for the Company; (iii) the actual bill discounting and loan situation of the Company and its subsidiaries in Huaneng Finance in 2014, 2015 and for the period from 1 January to 31 October 2016; (iv) the scale expansion and business development needs of the Company and its subsidiaries for 2017 to 2019; and (v) the relevant estimates of certain subsidiaries which have been the consolidated into the financial statements of the Company since 1 January 2017 as a result of the acquisition transaction.

Set out below are (i) the cash at bank and on hand of the Group; (ii) trade debtors and bill receivables of the Group; and (iii) deposit placed with Huaneng Finance as at 30 June 2016 and 31 December 2015 as extracted from the 2016 Interim Report and 2015 Annual Report respectively:

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000	As at 31 December 2014 RMB’000
Maximum deposit with Huaneng Finance	7,951,000	7,974,000	5,999,800
Bank balances and cash	8,917,868	7,537,813	12,608,192
Accounts receivable	13,055,794	16,377,401	14,881,963
Sum of (i) bank balances and cash; and (ii) accounts receivable (the “um”)	21,973,662	23,915,214	27,490,155
Deposit over the Sum (the “Ratio(s)”)	36.18%	33.34%	21.83%

According to the table above, the Deposit Cap for the year ending 31 December 2017 (i.e. RMB13.0 billion) represents approximately 59.16% of the Sum as at 30 June 2016, which is higher than the range of the Ratios. In this regard, we discussed with the Directors regarding the reasons for such increase. We understood that such increase was mainly due to the scale expansion and business development needs of the Company and its subsidiaries for 2017 to 2019. We further noted that on 14 October 2016, the Company entered into the transaction agreements with Huaneng Group, pursuant to which the Company proposes to acquire from Huaneng Group the 80% equity interests in the registered capital of Shandong Power, the 100% equity interests in the registered capital of Jilin Power, the 100% equity interests in the registered capital of Heilongjiang Power and the 90% equity interests in the registered capital of Zhongyuan CCGT. After completion of the aforesaid acquisitions, the Company will increase the total installed capacity of generating units in operation by 15.937

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million KW, equity installed capacity by 13.389 million KW, total installed capacity of generating units under construction by 3.666 million KW. The capacity of generating units will allow the Company to further expand its business scale, increase its market share and enter the Jilin and Heilongjiang market for the first time. In addition, the maximum balance of loans for the year ending 31 December 2017 was also revised from RMB8 billion on a daily basis to RMB13 billion on a daily basis.

Having considered that (i) the completion of the acquisitions may result the scale expansion and business development needs of the Company and its subsidiaries for 2017 to 2019; (ii) the maximum balance of loans was revised from RMB8 billion on a daily basis to RMB13 billion on a daily basis; and (iii) loans from Huaneng Finance have to be placed in designated account with Huaneng Finance, we consider that the aforesaid increase to be acceptable.

Taking into account (i) the high utilization rates of Existing Deposits Caps, (ii) the aforesaid increase to be acceptable, we are of the view that the Deposit Cap for the year ending 31 December 2017 is fair and reasonable.

As advised by the Directors, it is difficult to forecast the total cash level for the three years ending 31 December 2019. Nevertheless, should there be any substantial increase in total cash of the Group, the Group may opt to deposit larger portion of cash in commercial banks or re-comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction to revise the Deposit Caps. Accordingly, we consider that the Deposit Caps for the two years ending 31 December 2019, which are the same as the Proposed Annual Cap for the year ending 31 December 2017, are fair and reasonable.

3.	Hong Kong Listing Rules implication

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the maximum values of the Deposit Transactions must be restricted by the Deposit Caps for the period concerned under the Huaneng Finance Framework Agreement; (ii) the terms of the Deposit Transactions (including the Deposit Caps) must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Deposit Transactions must be included in the Company’s subsequent published annual reports and financial accounts. Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Deposit Transactions are not, in all material respects, in accordance with the pricing policies of the Company, and whether the Deposit Caps are being exceeded. In the event that the maximum amounts of the Deposit Transactions are anticipated to exceed the Deposit Caps, or that there is any proposed material amendment to the terms of the Deposit Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

Given the above stipulated requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Deposit Transactions and thus the interest of the Independent Shareholders would be safeguarded.

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4.	Recommendation on the Deposit Transactions

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Deposit Transactions (including the Deposit Caps) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Deposit Transactions are conducted in the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Deposit Transactions (including the Deposit Caps) and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

C.	Leasing Transactions

1.	Background of the Leasing Transactions

Information on Tiancheng Leasing

With reference to the Board Letter, Tiancheng Leasing is a company incorporated in the PRC, of which the principal business is finance lease. As at the Latest Practicable Date, Tiancheng Leasing has six shareholders. Apart from the 20% equity interest which is held by the Company, the remaining 80% equity interests of Tiancheng Leasing is held by the five controlling subsidiaries of Huaneng Group (of which Huaneng Renewables Corporation Limited holds 5.56% interest, Huaneng Renewables (Hong Kong) Company Limited holds 4.44% interest, Huaneng Capital Services Company Limited holds 39% interest, China Huaneng Group Hong Kong Limited holds 21% interest, Huaneng Lancang River Hydropower Co., Ltd. holds 10% interest).

Reasons for and benefits of the Leasing Transactions

With reference to the Board Letter and as advised by the Directors, launching routine connected transactions of finance lease will help the Company to broaden its financing channels, raise low-cost funds and control financing risks and financing costs, thus facilitating the business development and smooth operations of the Company. Under the current circumstances, finance leases, in particular direct lease business, will help to reduce the cash costs of purchasing necessary equipment for the Company and its subsidiaries, thereby increasing financial resources for other business development activities.

The processing time for approval of one-off connected transactions is relatively long and it is difficult to meet the needs of commencing direct lease business. After replacing the business tax with value-added tax, the financial leasing form of Tiancheng Leasing is changed from sale and leaseback to direct lease. The direct lease business will be launched at the time of procurement of new equipment for the main businesses, so payments should be made at a pace matching with the relevant provisions of the main business equipment procurement contracts, so that services will be more flexible and convenient. On the other hand, flexible and convenient services have relatively high requirements on business examination and approval effectiveness. Tiancheng Leasing is required to

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maintain a smooth channel for connected transactions with the Company, such that its launch of the relevant products could be tuned with the exact timing for financing as required by the Company and its subsidiaries.

Tiancheng Leasing relies on the strong industry background of Huaneng Group, and is a professional leasing company specializing in renewables and environmental protection. The terms offered to the Company and its subsidiaries by Tiancheng Leasing are offered on normal commercial terms and are not less favorable than those which the Company and its subsidiaries may obtain from independent third parties. As a member within Huaneng Group, Tiancheng Leasing can design a better financial leasing plan according to the requirements of the project units of the Company and adopt a more flexible repayment method, thus achieving a better match between rental payments and the operating cash flows of the project. The Company is a shareholder of Tiancheng Leasing, and the income generated by the sound operations of Tiancheng Leasing will bring substantial dividends to the shareholders.

Having considered (i) that finance leases, in particular direct lease business, will help to reduce the cash costs of purchasing necessary equipment for the Group; (ii) that the direct lease is flexible and convenient; (iii) the background of Tiancheng Leasing; and (iv) that the income generated by the sound operations of Tiancheng Leasing will bring dividends to the Company, being a shareholder of Tiancheng Leasing, we consider the Leasing Transactions are conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

2.	Principal terms of the Leasing Transactions

Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes but is not limited to direct lease, leaseback and trusted lease. In conducting finance lease with the Company and its subsidiaries, Tiancheng Leasing shall offer terms in respect of such transactions to the Company and its subsidiaries that are normal commercial terms which shall in any event be no less favourable than those terms can be obtained by the Company and its subsidiaries from independent third parties. Tiancheng Leasing shall provide finance lease services to the Company and its subsidiaries based on those terms. The Company and its subsidiaries shall pay the lease interest to Tiancheng Leasing following the pricing principles as set out in the framework agreement, necessary separate agreement(s) in writing executed by the parties with respect to finance lease and applicable laws. The finance lease services provided by Tiancheng Leasing include the three types of leases, being direct lease, sale-and-leaseback and entrusted lease. Details of the pricing policies are set out in the section headed “Tiancheng Leasing Framework Agreement” of the Board Letter.

The interest rate shall be based upon the term loan benchmark rate published by the PBOC from time to time and negotiated and agreed by the parties on arm’s length basis taking into account the market conditions, and shall be no less favourable than those offered to the Company by domestic independent third parties for the provision of similar services.

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Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written agreements.

The lease interest rate will be decided at the commencement of each finance lease executed pursuant to the Tiancheng Leasing Framework Agreement. In the event the PBOC adjusts the annual benchmark rate for RMB-denominated term loans during the term of relevant finance lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties.

During the lease term, the title of the leased equipment shall remain vested in Tiancheng Leasing or, in the case of entrusted lease, the particular lessor(s) whilst the Company enjoys the usage right of such equipment. Upon the expiry of the lease term, subject to the Company’s fulfilment of its obligations under the relevant finance lease(s) and at the Company’s option, the title of such leased equipment will be transferred to the Company at a nominal consideration.

As advised by the Directors, we understood that the Group has adopted a series of internal control measures to ensure that the terms of the Leasing are no less favourable to the Company than the terms available from independent third parties and protect the interests of the Company and the Shareholders as a whole. We have enquired into the Directors in this respect and particularly as to how the measures have been implemented. In this relation, we noted that the Group implemented both preventive and detective measures to control the Leasing. Details of the internal control policies are set out under the section headed “Pricing Policies and Control Measures” of the Board Letter. For our due diligence purpose, we have obtained and reviewed the internal control policies which supervise the Tiancheng Leasing Framework Agreement (the “Leasing Transactions Measures”). We noted that the Leasing Transactions Measures were in line with the internal control policies as set out under the section headed “Pricing Policies and Control Measures” of the Board Letter.

Having reviewed the Leasing Transactions Measures and after taking into account that:

(i)
before conducting financial leasing transactions, the Company will obtain terms and rate(s) of interests etc. relating to financial leasing transactions from major financial leasing companies to obtain the most favourable terms relating to financial leasing transactions, to maximize the Company’s overall interests in the transactions, and to reduce the transaction costs and time of the Company;

(ii)	the Company will obtain quotations from more than one independent third party supplier in respect of the financial lease(s) involving equipment newly acquired by Tiancheng Leasing;

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(iii)	relevant departments of the Company will strictly monitor the enforcement of the Leasing Transactions; and

(iv)	the Leasing Transactions will be subject to annual review by the independent non-executive Directors and the Company’s auditors,

we consider that the effective implementation of the internal control mechanism would help to ensure fair pricing of the Leasing according to the pricing policy.

Duration of the Leasing

With reference to the Board Letter, the lease term will be determined by, amongst others, the useful life of the relevant leased equipment, the financial needs of the Company and the funding availability of Tiancheng Leasing or, in the case of entrusted lease, the particular lessor, which in general should not exceed the useful life of such leased equipment. The lease term of relevant financial lease(s) may exceed three years.

In assessing the reasons for the duration of the Leasing Transactions to be longer than three years, we noted that the Directors have considered:

(i)
by entering into the finance lease(s) with a longer duration, the payment obligation of the costs of the equipment of the Group is allowed to be spread over a longer period, which would reduce the stress to the planning of working capital by the relevant members of the Group; and

(ii)
the lease period of each finance lease service shall be determined with reference to, among other things, the useful life of the relevant leasing equipment, which, as confirmed by the Directors, is ranged from 5 to 30 years, subject to the type of equipment and its utilisation rate.

In considering whether it is normal business practice for agreements of similar nature with the Leasing Transactions to have a term of such duration, we have searched over the Stock Exchange’s website for finance lease agreements entered into by companies involving equipment or machines for power generation purpose, which are listed on the Stock Exchange, from 6 June 2016 to the date of Tiancheng Leasing Framework Agreement involving (i) the purchase and lease pursuant to which the lessors shall purchase the lease assets which will be leased to the lessee by the lessors; and (ii) the legal title and all rights of the lease assets shall vest in the lessors throughout the lease period and will transfer to lessee upon expiry of the lease period, with duration of more than three years. Based on our independent research, we could only find one comparable which met our criteria. For this reason, we had extended our search to include finance lease agreements entered into by companies

LETTER FROM GRAM CAPITAL

involving equipment or machines for all purpose (the “Leasing Comparables”). To the best of our knowledge and endeavour, we found the following Leasing Comparables, which are exhaustive as far as we are aware of, for comparison:

Company	Stock Code	Announcement Date	Asset type	Lease period (years)
China National Materials Company Limited	1893	18 November 2016	equipment, structures and ancillary facilities	5
Chongqing Iron & Steel Company Limited	1053	2 November 2016	The company’s equipment and materials of No. 4 blast furnace	4
Xiamen International Port Company Limited	3378	19 September 2016	LED energy saving lighting equipment for the use of dock and Harbour accommodation	6.5
Huaneng Renewables Corporation Limited (“Huaneng Renewables”)	958	12 August 2016	Wind turbines	>3 years
Binhai Investment Company Limited	2886	23 June 2016	the group’s second gas pipelines main network in Tianjin, the PRC, together with its ancillary equipment and facilities	5
Noble Century Investment Holdings Limited	2322	14 June 2016	warehouse operating equipment	5

With reference to the table above, the agreement terms of the comparable companies ranged from 4 years to 6.5 years (excluding Huaneng Renewables, the lease period of which is not fixed as at the date of its announcement). Furthermore, we noted from the announcement of Huaneng Renewables that Huaneng Renewables entered into the strategic cooperation agreement with Tiancheng Leasing on 12 August 2016 (the “HR Agreement”). Pursuant to the HR Agreement, (i) the lease period of each specific finance lease service will be determined by, amongst others, the useful life of the relevant leasing equipment, the financial needs of Huaneng Renewables and the funding availability of Tiancheng Leasing; (ii) the directors of Huaneng Renewables estimated that useful lives of the leased equipment is ranged from 5 to 30 years, subject to the type of equipment and its utilisation rate; (iii) the lease period of relevant financial lease(s) under the HR Agreement may exceed three years; and (iv) the lease object under the HR Agreement included wind turbines.

LETTER FROM GRAM CAPITAL

We noted that each of Huaneng Yunnan Diandong Energy Limited Company, Yunnan Diandong Yuwang Energy Limited Company and Huaneng Pingliang Power Generation Limited Company, all being the subsidiaries of the Company, entered into with Tiancheng Leasing on 25 November 2015 (the “Previous Leasing Agreements”), the major terms of which are similar with those of the Tiancheng Leasing Framework Agreement and the duration of the relevant finance leases under the Previous Leasing Agreements are more than three years. As further confirmed by the Directors, the major terms of the relevant finance lease(s) under the Tiancheng Leasing Framework Agreements will be similar with those of the relevant finance lease(s) under the Previous Leasing Agreements, in particular, the duration of which to be more than three years.

In addition, we have also reviewed finance lease agreements, which are similar in nature with the Leasing Transactions, entered into between Tiancheng Leasing and independent third parties (the “Other Leasing Comparable Agreements”). Pursuant to the Other Leasing Comparable Agreements, the lease period of finance leases conducted under the Other Leasing Comparable Agreements are more than three years.

Taking into account of the above, we consider that the lease period of the Leasing Transactions, which is longer than three years is required and it is normal business practice for the Leasing Transactions to be of such duration.

In light of the above, we are of the view that the terms of the Leasing are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual cap under the Leasing Transactions

Under the Tiancheng Leasing Framework Agreement, with respect to the transaction amount between the Company and its subsidiaries and Tiancheng Leasing, it is estimated that the maximum daily balance of the principal of the finance lease (the “Lease Principal”) for the year ending 31 December 2017, 2018 and 2019 will be RMB11 billion, RMB12 billion and RMB15 billion respectively (collectively, the “Principal Cap(s)”); and the interest together with handling fee, if any (collectively, the “Lease Interest”) for the year ending 31 December 2017, 2018 and 2019 will be capped at RMB600 million, RMB800 million and RMB1 billion respectively (collectively, the “Interest Cap(s)”) (the Principal Caps and the Interest Caps collectively, the “Leasing Caps”), details of which are summarised below:

	For the year ending 31 December 2017 RMB’million	For the year ending 31 December 2018 RMB’million	For the year ending 31 December 2019 RMB’million
Lease Principal	11,000	12,000	15,000
Lease Interest	600	800	1,000
Leasing Caps	11,600	12,800	16,000

LETTER FROM GRAM CAPITAL

With reference to the Board Letter, when determining the Leasing Caps, the Directors have considered the investment demand of the Company in power field represented by new energy resources and the investment and financing demands in such technological transformation field as ultra-low emission of coal-based power units in the following years, as well as the demands for funds following completion of the Recent Assets Acquisition.

(1)	Investment demand in power field represented by new energy resources

As compared with the traditional coal-fired power plant projects, the cycle of new energy resources power plant construction projects is relatively short. It is currently expected that investment in new energy resources power plant projects may account for a higher proportion of the investment projects of the Company in the future. Accordingly, the Company would need to resort to finance leasing to the extent possible so as to be more flexible in the use of funds in the future.

(2)	Investment and financing demands in technological transformation field

According to the development plan for the Fifth Thirteen Period, the Company’s installed generation capacity is expected to increase by 10 million KW, representing an average investment of approximately RMB16 billion each year. Taking into account the funding needs, the Company expects that it would obtain financing in an amount of not less than RMB3 billion each year through finance leasing.

(3)	Demands for funds following completion of the Recent Assets Acquisition

Of the long term loan which is due and payable between the period from 2017 to 2019, the Company proposes to repay part of such loan (in a sum of not less than RMB6 billion) by way of sale and leased-back. Apart from the repayment of the said loan by sale and leased-back, the Company proposes to continue the finance leases entered into by Shandong Power and Heilongjiang Power with Tiancheng Leasing following completion of the Recent Assets Acquisition when each of, among others, Shandong Power and Heilongjiang Power will be consolidated into the accounts of the Company. For the three years ending 31 December 2019, it is estimated that the remaining balance of the finance leases between Shandong Power and Heilongjiang Power and Tiancheng Leasing will be in the sum of not less than RMB3 billion.

For our due diligence purpose, we have obtained and reviewed a list (the “List”) for the determination of the Leasing Caps for the year ending 31 December 2017, showing (i) name of each coal-based power units project to be proceeded in 2016 (the “Planned Project(s)”) with respective estimated total investment amount, proposed borrowing amount and interest expenses; and (ii) progress of repayment of borrowing amount and interest expenses for three years ending 31 December 2019, which the Lease Caps are to cater for.

We have also selected certain Planned Projects (the “Selected Planned Projects”) and obtained details of the said projects, including the project budgets, list of equipment, possible expenses, etc. We have also (i) discussed with the Directors regarding the details of the Selected Planned Projects and were advised that the specifications of the Selected Planned Projects are in line with the specifications of similar coal-based power units project (including size, location, etc.); and

LETTER FROM GRAM CAPITAL

(ii) enquired into the Directors regarding price of certain items of the Selected Planned Projects and noted that the proposed price/expenses of selected products/equipment are in line with the market price. Based on our discussion with the Directors and our findings as mentioned above, we do not doubt the reasonableness of the Selected Planned Projects.

On the assumption made by the Company, repayments will be made along the coming five years after the sale of assets. The implied effective interest rate under the Leasing Transactions is roughly the same as the relevant benchmark RMB lending rate as currently quoted by PBOC, and is consistent with the pricing policy under the Finance Lease Agreements.

In light of the above factors, we consider that the Leasing Cap for the year ending 31 December 2017 is fair and reasonable.

We noted that the Leasing Cap for the year ending 31 December 2018 represented an increase of approximately 10% as compared to the Leasing Cap for the year ending 31 December 2017, while the Leasing Cap for the year ending 31 December 2019 represented an increase of approximately 25% as compared to the Leasing Cap for the year ending 31 December 2018.

To assess the fairness and reasonableness of the Leasing Caps for the two years ending 31 December 2019, we have interviewed with the relevant personnel of the Company, who was responsible for the concluding and adjustment the Leasing Cap regarding (i) his qualification and experience in the industry; (ii) the bases and assumptions for arriving at the Leasing Caps for the two years ending 31 December 2019; and (iii) (a) investment demand in power field represented by new energy resources; (b) investment and financing demands in technological transformation field; and (c) demands for funds following completion of the Recent Assets Acquisition, as mentioned above. During our discussion with the relevant personnel, we have not identified any major factor which caused us to doubt the fairness and reasonableness of the Leasing Caps for the two years ending 31 December 2019.

Accordingly, we considered that the Leasing Caps for the two years ending 31 December 2019 are fair and reasonable.

Shareholders should note that as the Leasing Caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2019, and they do not represent forecasts of revenue/cost to be incurred from the Leasing Transactions. Consequently, we express no opinion as to how closely the actual revenue/cost to be incurred from the Leasing Transactions will correspond with the Leasing Caps.

3.	Hong Kong Listing Rules implication

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the values of the Leasing Transactions must be restricted by the Leasing Caps for the period concerned under the Tiancheng Leasing Framework Agreement; (ii) the terms of the Leasing Transactions (including the Leasing Caps) must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Leasing Transactions must be included in the Company’s subsequent published

LETTER FROM GRAM CAPITAL

annual reports and financial accounts. Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Leasing Transactions are not, in all material respects, in accordance with the pricing policies of the Company, and whether the Leasing Caps are being exceeded. In the event that the total amounts of the Leasing Transactions are anticipated to exceed the Leasing Caps, or that there is any proposed material amendment to the terms of the Tiancheng Leasing Framework Agreement, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

Given the above stipulated requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Leasing Transactions and thus the interest of the Independent Shareholders would be safeguarded.

4.	Recommendation on the Leasing Transactions

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Tiancheng Leasing Framework Agreement (including the Leasing Caps) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Leasing Transactions are conducted in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Tiancheng Leasing Framework Agreement and the transactions contemplated thereunder and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
Gram Capital Limited
Graham Lam
Managing Director

* For identification purpose only

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

APPENDIX	GENERAL INFORMATION

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares
Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	33.33%(L)	48.25%(L)	–
China Huaneng Group (Note 3)	Domestic shares	1,629,264,402(L)	Beneficial owner	10.72%(L)	15.52%(L)	–
China Huaneng Group (Note 4)	H shares	472,000,000(L)	Beneficial owner	3.11%(L)	–	10.04%(L)
Hebei Construction & Investment Group Co., Ltd.	Domestic shares	603,000,000(L)	Beneficial owner	3.96%(L)	5.74%(L)	–
Blackrock, Inc. (Note 5)	H shares	382,892,866(L)	Interest of controlled corporation	2.51%(L)	–	8.14%(L)
		2,054,000(S)	Interest of controlled corporation	0.01%(S)	–	0.04%(S)
JPMorgan Chase & Co. (Note 6)	H shares	155,016,140(L)	Beneficial owner	1.01%(L)	–	3.29%(L)
		19,389,462(S)	Beneficial owner	0.12%(S)	–	0.41%(S)
		205,682,000(L)	Investment manager	1.35%(L)	–	4.37%(L)
		11,160(L)	Trustee	0.00007%(L)	–	0.0002%(L)
		111,813,865(P)	Custodian	0.73%(L)	–	2.38%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and 5% indirect interests in HIPDC.

(3)	Of the 1,629,264,402 domestic shares, China Huaneng Group through its controlling subsidiary, Huaneng Finance, held 74,139,853 domestic shares.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 3,979,120 shares and short position of 658,000 were held through cash settled derivatives (on exchange).

(6)
Long position of 861,720 shares and short position of 2,659,000 shares were held through physically settled derivatives (on exchange). Short position of 2,546,000 shares was held through cash settled derivatives (on exchange). Long position of 7,900,000 shares and short position of 8,342,478 shares were held through physically settled derivatives (off exchange). Long position of 12,459,984 shares and short position of 5,661,984 shares were held through cash settled derivatives (off exchange).

APPENDIX	GENERAL INFORMATION

Save as disclosed above, the Company is not aware of any other person (other than the Directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no Director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation and Huaneng Renewables Corporation Limited;

(ii)	Mr. Guo Junming is the chief accountant of China Huaneng Group and director of Huaneng International Power Development Corporation;

(iii)	Mr. Liu Guoyue is the deputy general manager of China Huaneng Group and director of Xi’an Thermal Research Institute Company Limited;

(iv)	Mr. Li Shiqi is the general manager of Huaneng International Power Development Corporation;

(v)	Mr. Huang Jian is the assistant to president of China Huaneng Group, chairman of Huaneng Capital Services Company Limited, and chairman of Huaneng Hainan Power Ltd.;

(vi)	Mr. Fan Xiaxia is the vice president of Huaneng Shidaowan Nuclear Power Co., Ltd.; and

Supervisors

(vii)
Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation, supervisor of Huaneng Anyuan Power Generation Limited Liability Company, supervisor of Huaneng Duanzhai Coal and Electricity Co., Ltd., supervisor of Huaneng Chaohu Power Generation, Co., Ltd., and Chairperson of the supervisory committee of Huaneng Shaanxi Power Generation Co., Ltd..

3.	NO MATERIAL ADVERSE CHANGE

The unaudited net profit attributable to the Shareholders for the nine months ended 30 September 2016 decreased by 29.06% compared with the same period of last year (please refer to the Company’s Third Quarterly Report of 2016 dated 25 October 2016 for details).

APPENDIX	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or business position of the Company and its subsidiaries since 31 December 2015, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

5.	EXPERT’S QUALIFICATION AND CONSENTS

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, reports or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification
Gram Capital Limited	a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO

To the best knowledge, information and belief of the Directors, as at the Latest Practicable Date, the above-mentioned expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, each of the above mentioned experts did not have any direct or indirect interest in any assets which had since 31 December 2015 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

APPENDIX	GENERAL INFORMATION

7.	INTERESTS OF DIRECTORS OR SUPERVISORS IN THE ASSETS OR CONTRACTS OF THE COMPANY AND ITS SUBSIDIARIES

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which had since 31 December 2015 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules should they be controlling shareholders).

9.	MISCELLANEOUS

(a)	Mr. Du Daming is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS FOR INSPECTION

A copy of the following documents will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 24 January 2017:

(a)	the letter from the Independent Board Committee, as set out in this circular;

(b)	the letter from the Gram Capital, the Independent Financial Adviser, as set out in this circular;

(c)	the consent letter referred to in the section headed “Expert’s qualification and consents” in this Appendix;

(d)	the Huaneng Group Framework Agreement;

APPENDIX	GENERAL INFORMATION

(e)	the Huaneng Finance Framework Agreement;

(f)	the Tiancheng Leasing Framework Agreement; and

(g)	this circular.

Announcement 2

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	31/12/2016

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Huaneng Power International, Inc
Date Submitted	03/01/2017

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	902	Description :	“H” share listed in H.K. “ADR” listed in N.Y.

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		4,700,383,440	1.00	4,700,383,440

Increase/(decrease)		0		0

Balance at close of the month		4,700,383,440	1.00	4,700,383,440

(2) Stock code :	600011	Description :	“A” share listed in Shanghai

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		10,500,000,000	1.00	10,500,000,000

Increase/(decrease)		0		0

Balance at close of the month		10,500,000,000	1.00	10,500,000,000

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	15,200,383,440

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)

Balance at close of preceding month	4,700,383,440	10,500,000,000	N/A	N/A

Increase/ (decrease) during the month	0	0

Balance at close of the month	4,700,383,440	10,500,000,000

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer): N/A
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1.

( / / )
shares
(Note 1)

2.

( / / )
shares
(Note 1)

3.

( / / )
shares
(Note 1)
Total A. (Ordinary shares)
(Preference shares)
(Other class)
Total funds raised during the month from exercise of options (State currency)

Warrants to Issue Shares of the Issuer which are to be Listed: N/A
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed): N/A
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)
(Preference shares)
(Other class)

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes): N/A
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Ordinary shares (Note 1)

2.

( / / )
Ordinary shares (Note 1)

3.

( / / )
Ordinary shares (Note 1)

Total D. (Ordinary shares)
(Preference shares)
(Other class)

Other Movements in Issued Share Capital: N/A
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

2. Open offer	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

3. Placing	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

4. Bonus issue				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

6. Repurchase of shares				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

7. Redemption of shares				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

8. Consideration issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

10. Other (Please specify)	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Total E. (Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	0
	(2)	0
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

Remarks (if any):

Submitted by:	Du Daming

Title:	Secretary of the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     January 9, 2017